5/17

07023633

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME SMIT International N.V.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 2 1 2007
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 04892 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dw

DATE: 5/18/07



2006, REPORT & ACCOUNTS SMIT INTERNATIONALE N.V.

AR/S

082-04892 12-31-06

SMIT

SMIT INTERNATIONALE N.V.

2006, REPORT & ACCOUNTS

This annual report is also available in Dutch.
In cases of discrepancies between the English and Dutch version, the latter will prevail.

Dit jaarverslag is ook verkrijgbaar in het Nederlands. In geval van tekstuele afwijkingen tussen de Engelse en de Nederlandse versie, prevaleert de Nederlandse versie.

Copies of this annual report may be obtained
from Smit Internationale N.V.,
Public Relations Department:
Tel: +31 (0)10 4549911
Fax: +31 (0)10 4549250
E-mail: publicrelations@smit.com

The annual report is also available on our website: www.smit.com.

Smit Internationale N.V.
Waalhaven O.Z. 85
3087 BM Rotterdam
P.O. Box 59052
3008 PB Rotterdam, The Netherlands
Tel: +31 (0)10 4549911
Fax: +31 (0)10 4549777
E-mail: company@smit.com



CONTENTS

Company profile	**2**
Corporate strategy	**3**
Key data	**8**
Introduction by the Chairman of the Executive Board	**9**
Report of the Supervisory Board to the Shareholders	**12**
Adoption of the Annual Accounts and profit appropriation	12
Developments at the company	12
Composition of the Supervisory Board	12
Activities of the Board	12
Remuneration policy for the Executive Board	13
Conclusion	13
Biographical details of the Supervisory Board	**14**
Biographical details of the Executive Board	**14**
Report of the Executive Board	**16**
General	16
Harbour Towage	18
Terminals	18
Salvage	19
Transport & Heavy Lift	19
Risks and Risk Management	19
Overview of the most important unconsolidated associated companies	23
Investment and Financing	**24**
Corporate Support	**26**
Proposed dividend	**27**
Descriptions of the Divisions	
SMIT Harbour Towage	28
SMIT Terminals	30
SMIT Salvage	32
SMIT Transport & Heavy Lift	34
Shareholders' page	**37**
Corporate Governance	**38**
Report of the Smit Internationale Preference Shares Foundation	**41**
Annual Accounts 2006	**43**
Other information	**77**
Five-year overview	**79**
Overview of the main Group operating companies/activities and associated companies	**80**
List of Management Personnel	**81**
The Fleet	**84**



COMPANY PROFILE

SMIT has a proud tradition of 165 years of service in the maritime sector. The company has earned an excellent reputation by combining expertise and experience with high-quality materials and equipment in the more than 30 locations around the world where SMIT is active. SMIT aims to provide its services in the main to shipping companies, producers in the oil and LNG industries, insurers and governments. SMIT maintains the highest standards with respect to safety, health, the protection of the environment and quality.

SMIT's services are organised into four Divisions:

- **Harbour Towage**: harbour towage services and related maritime services.
- **Terminals**: towage services and related maritime and management services to offshore and onshore terminals.
- **Salvage**: salvage, wreck removal, environmental protection and consultancy.
- **Transport & Heavy Lift**: chartering, barge rental & transport, coastal and river towage, heavy lifting and marine support to a variety of civil and offshore projects.

The objectives of SMIT's strategy are to reinforce these core activities and to expand its leading position in those markets. The company aims to achieve sustainable growth of profitability through:

- autonomous growth of the Harbour Towage, Terminals and Transport & Heavy Lift Divisions;
- selective acquisitions in the Harbour Towage Division;
- cost control and the best possible use of benefits of scale in all Divisions.

Investments and fleet renewal will be based on the principles of proven technology and standardisation.


SMIT LOMBOK

The basis for the company's activities is recognition of its responsibilities toward its customers, employees, shareholders and partners and society in general. In order to achieve its objectives in a uniform manner, SMIT has formulated the following vision and mission:

SMIT'S VISION

To be the leading player in the global market for maritime services, preferred by customers due to the high perceived added value of its integrated package of service offerings.

- **Leading player**: to be first or second in all selected businesses.
- **Global market**: to operate on a worldwide scale.
- **Maritime services**: to be active in professional services on/around water.
- **Integrated package**: to offer customers a family of services tailored to their specific needs.
- **High perceived added value**: to focus on highly regarded specialist services.

SMIT'S MISSION

SMIT is a maritime service provider, with the world's seas and harbours as its fields of operation.
We value the combination of expertise, inventiveness and specialised equipment as the key ingredients towards offering our customers the high-quality solutions they require. We strive to fulfil the needs of five critical stakeholder groups:

- **Customers**: to deliver a high-quality service tailored to customers' specific needs.
- **Employees**: to offer challenging work, personal development opportunities and a clear career perspective.
- **Shareholders**: to offer corporate transparency and to create shareholder value.
- **Partners**: to co-operate on the basis of mutual respect and mutual benefit.
- **Society**: to act with due care for the environment and the community.

New ahts vessel 'Smit Lombok' joined the SMIT fleet in April 2006 and is currently operating in the Middle East.

CORPORATE STRATEGY

SMIT's strategic focus is on improving the quality of its organisation, realising growth of its profit and increasing the stability of the revenue in its less stable activities. The growth strategy is aimed primarily at the more stable activities, which will enhance the predictability of the company's results even further.

The markets on which SMIT operates are changing, and are increasingly being controlled at the global level. This globalisation is forcing the many smaller businesses (most of which are family-owned) in this industry to take numerous measures, such as fleet renewal, expansion, and the adoption of altered procedures. This will be very difficult or even impossible for many of them. We expect that the maritime market in general and the towage market in particular will undergo further consolidation. SMIT seeks to respond to this development by actively seeking out value-adding acquisitions and expansions in new ports. Our principal focus in that respect is on the growth markets, such as Latin America, Eastern Europe and the Far East. The healthy financial ratios built up should permit SMIT to adopt a proactive role in this consolidation. Special attention will have to be devoted to further developing and expanding the management that will be responsible for developing and guiding this growth.

For the various Divisions, the corporate strategy has the following implications:

HARBOUR TOWAGE

- Achieving the lowest possible costs and the highest possible utilisation rate is vital to success in this Division.
- As such, the margins at the existing locations must be a target for constant improvement, by cutting costs, improving fees and improving the way in which activities are scheduled. This will result in savings in terms of staff deployment and equipment.
- The focus for expansion is primarily on the strategic intersections in the main shipping routes. This will allow us to offer our customers a worldwide network of harbour towage services. In order to achieve this aim, key account management has a high priority. Another priority is the standardisation of equipment and procedures, to allow us to offer our clients identical services all around the world.
- In order to realise expansion in new locations, SMIT is focusing on full takeovers and partial acquisitions of existing players on the harbour towage markets in Latin America and the Far East.
- With partial acquisitions, the target is to obtain a minimum interest of 50%, with management involvement on SMIT's part.
- The factors determining the profile for these acquisitions and takeovers include minimum fleet size, client portfolio and organisational structure.
- Attempts will be made to obtain a market share in ports with only outdated and inefficient towage fleets, using modern and strong vessels.
- Privatisation of ports and renewal of long-term concessions are also part of the focus of the expansion of our global harbour towage network.
- The target for net profit growth is 50% over a five-year period, with 2005 serving as the point of reference.
- The target for the Return On Average Capital Employed (ROACE) for Harbour Towage is 15%.

TERMINALS

- In addition to the market for crude oil, oil products and other bulk products, SMIT is also devoting a great deal of energy to developing LNG terminal projects.
- In the existing contracts, SMIT seeks out opportunities for growth, by offering additional services that can be integrated into existing services.
- SMIT seeks to renew expiring contracts, possibly in combination with deployment of new vessels.
- Growth will mainly be generated from new contracts. In light of this consideration, a central sales organisation has been set up, focusing on growth areas for terminals such as Africa, Latin America, the Middle East and the Far East.
- The target for net profit growth is 50% over a five-year period, with 2003 serving as the point of reference.
- The ROACE target for Terminals is 15%.

SALVAGE

- The salvage market is and remains unpredictable. The objective is to retain our existing market share of approximately 25-35%.
- The growth of this Division's profits will have to be realised in part by further improvements in the area of project management.
- Given the combination of our expertise and our global presence, SMIT's focus is on more complex salvage projects. SMIT targets the top segment of the salvage market, and pays a great deal of attention to environmental preservation activities.
- Research & Development is focused on identifying practical solutions, particularly to reduce threats to the environment in salvage activities.



- The Salvage Division makes optimal use of the synergy benefits within SMIT. Salvage does not own its own equipment and hires vessels and sheerlegs from the other Divisions.

- The target is to realise a net profit margin of 10% on net production.

TRANSPORT & HEAVY LIFT

TRANSPORT

- To distinguish itself from its many smaller competitors, SMIT targets the higher segment of this market. In light of this consideration, a phased programme of fleet renewal and expansion is underway.

- Acquiring longer-term contracts, particularly involving charters of larger anchor handling supply vessels, will improve the stability of the results.

- Growth in profit will have to be achieved by a combination of organic growth, strict cost reductions and improvement in the rates charged.

- The target for the growth of net profit is 10% per year.

- The ROACE target for Transport is 15%.

HEAVY LIFT

- SMIT focuses on larger projects around the world, from bases in Rotterdam and Singapore.

- No fleet renewal is foreseen. Proper maintenance of the existing equipment is therefore very important.

- The margins will have to improve, using such means as cost control.

- Since this market is not expected to grow, SMIT will consolidate.

- The ROACE target for Heavy Lift is 15%.

MARINE PROJECTS

- Integrated packages of services can be offered, utilising all the know-how, expertise and assets that SMIT possesses.

- SMIT focuses primarily on the oil and gas markets around the world, from its base in Rotterdam.

- Proper project management and the highest standards of safety, health, the environment and quality are essential factors.

- The objective is to optimise the use of the resources available within the four Divisions.

CORPORATE SYNERGY BENEFITS

In addition to the specific synergy between the four Divisions, a number of corporate synergy benefits also exist:

NAUTICAL EXPERTISE

Within the four Divisions, as well as at the various support departments, experience with and understanding of nautical matters is essential. Exchanging this know-how and experience between the Divisions strengthens the competitive position of the company as a whole.

LABOUR POOL

For the four Divisions, as well as for several support departments, SMIT is forced to rely on the same pool of workers. Exchanges between the Divisions contribute to the individual development of the workers involved.

TECHNOLOGICAL AND OPERATIONAL

SMIT uses its equipment as assets in all Divisions. As these assets have a number of technological and operational aspects in common, they are to a large extent interchangeable.

SHE-Q

Nearly all Divisions are related, directly or indirectly, to the energy market. The requirements that the energy market sets in terms of safety, health, the protection of the environment and quality (SHE-Q) are not only very high, but also based on worldwide uniform standards. As such, SMIT's SHE-Q standards apply to all Divisions.

CULTURE

The culture at maritime service providers such as SMIT is one of tackling problems, persistence and practical solutions. This specific culture applies not only to every Division, but also to the support departments.

The more specific synergy benefits between the Divisions are best shown in the following diagram:


equipment, people
Harbour Towage
Terminals
customers network
market customers standards
Salvage
Transport & Heavy Lift
equipment, people

SYNERGY BENEFITS BETWEEN THE DIVISIONS

HARBOUR TOWAGE AND TERMINALS

The basic assets are identical: harbour tugs, which can be swapped between the Divisions. If a new terminals contract is acquired, existing harbour tugs can operate as "frontrunners" during the early period of the contract until the shipyard delivers the newly built vessels for the specific contract. Once the new vessels are operational, the existing harbour tugs can be returned to the pool of vessels in the various ports. Tugs released from terminals contracts that have come to an end are also returned to the pool of vessels in the various ports.

The basic know-how and experience on board harbour tugs and terminal tugs is identical. Terminals contracts rely on the pool of workers from the Harbour Towage Division during the start-up and operational phases.

TERMINALS AND TRANSPORT & HEAVY LIFT

Both these Divisions work directly with customers in the energy market, many of them the same for both Divisions, and so work according to the same procedures and standards.

The segment of larger anchor handling supply vessels within the Transport & Heavy Lift Division, which are deployed for long-term contracts, is identical in nature to the terminals contracts. A combination of smaller and larger vessels is commonplace.

TRANSPORT & HEAVY LIFT AND SALVAGE

The Transport & Heavy Lift Division is the principal internal service provider of people and equipment for the Salvage Division, which does not have any assets of its own.

SALVAGE AND HARBOUR TOWAGE

Both these Divisions have the various shipping companies as common customers. As such, their marketing and sales efforts are often combined.

The various SMIT harbour towage companies around the world are also often subcontractors for tugs for the Salvage Division.

SMIT also seeks potential partners for the Harbour Towage Division's acquisition strategy among the smaller harbour towage companies that the Salvage Division uses as subcontractors.

SALVAGE AND TERMINALS

As with the Harbour Towage Division, the vessels of the various terminals operations around the world can be used as subcontractors during salvage operations.

Customers of SMIT Terminals in the energy sector are increasingly asking SMIT to set up and manage "emergency response" facilities for their offshore and onshore terminals. This creates a direct link with the Salvage Division in the event of major maritime disasters.

IMAGE/BRAND FAMILIARITY

In addition to these specific synergy benefits between the various Divisions, the Salvage Division provides the group with a strong image and contributes to SMIT's brand familiarity. Because of this international brand familiarity, SMIT is often contacted for many projects and operations for the four Divisions.

IN BRIEF

Harbour Towage	**Fleet renewal** **Acquisitions** **Net profit: 50% in 5 years (reference year: 2005)** **ROACE: 15%**
Terminals	**Retention/expansion current contracts** **Additional contracts** **Net profit: 50% in 5 years (reference year: 2003)** **ROACE: 15%**
Salvage	**Retention of market share (25%-35%)** **R&D/Innovation** **Know-how** **Profit margin: 10% of net production**
Transport & Heavy Lift	**Transport:** **Fleet renewal** **Increased stability** **Net profit: 10% per year** **ROACE: 15%** **Heavy Lift:** **Consolidation** **Maintenance & Repairs** **ROACE: 15%**




SMIT JAMAICA
SMIT JAMAICA

On 23 November 2006 sister vessels 'Smit Jamaica' and 'Smit Antigua' were named in the port of Bahia Blanca, in Argentina. The new 2810 ASD tugs are deployed there for SMIT Harbour Towage.


SMIT ANTIGUA



KEY DATA

Derived from the Annual Accounts
(in EUR 1 million)

	2006	2005
Harbour Towage		
Revenue	**106.0**	88.6
Operating profit	**24.2**	18.0
Average capital employed	**82.2**	84.2
Depreciation	**7.5**	7.7
Average return on capital employed	**29.5 %**	21.4 %
Terminals		
Revenue	**92.0**	85.7
Operating profit	**11.2**	13.5
Average capital employed	**70.5**	71.9
Depreciation	**8.7**	12.4
Average return on capital employed	**15.9 %**	18.7 %
Salvage		
Revenue	**111.0**	84.2
Operating profit	**18.7**	8.6
Average capital employed	**48.9**	38.7
Depreciation	**0.9**	0.8
Return on net production	**28.4 %**	17.7 %
Transport & Heavy Lift		
Revenue	**156.0**	114.8
Operating profit	**29.0**	8.3
Average capital employed	**37.7**	15.2
Depreciation	**7.2**	4.9
Average return on capital employed	**76.9 %**	54.7 %
Result of associates and joint ventures		
Average return on capital employed	**33.1 %**	23.1 %
Operating profit plus result associates and joint ventures (EBIT)	**100.0**	54.3
Operating profit before depreciation plus result associates and joint ventures (EBITDA)	**125.7**	80.5

REVENUE PER DIVISION


Harbour Towage
22.8%
Transport & Heavy Lift
33.5%
Terminals
19.8%
Salvage
23.9%
2005
2006

	2006	2005
Revenue	**470.3**	381.6
Result		
Operating profit	**77.3**	42.3
Net profit	**75.0**	38.3
Dividend	**34.7**	19.3
EBITDA	**125.7**	80.5
Interest Coverage Ratio	**27.4**	11.9
Tangible fixed assets		
Investments in tangible fixed assets	**113.3**	68.3
Depreciation	**25.7**	26.2
Capital commitments at year end	**122.3**	27.4
Capital employed		
Long-term capital	**390.6**	336.6
Net equity	**288.6**	247.7
Guarantee capital	**294.3**	254.3
Ratios in %		
Net equity/total capital	**49.7**	47.5
Non-current assets/long-term capital	**89.4**	91.6
Current assets/current liabilities	**122.1**	115.7
Net profit/net equity	**26.0**	15.5
Return on average capital employed Group	**27.3**	16.9
Return on average capital employed Total	**28.4**	18.0
In EUR per share of EUR 2.30		
Net equity	**18.72**	16.07*
EBITDA	**8.15**	5.22*
Net profit	**4.86**	2.49*
Cash dividend	**2.25**	1.25*
Price of stock at year end	**40.85**	27.60*
Issued shares at year end	**15,421,668**	15,421,668*
Employees		
Average number of employees	**2,653**	2,719
Total wages, salaries and social security charges	**121,001**	117,107

* Comparitive figures adjusted for the share split 2:1 at 26 October 2006.

INTRODUCTION BY THE CHAIRMAN OF THE EXECUTIVE BOARD

To our shareholders, customers, staff, partners and other stakeholders,

Dear reader,

I already informed you in the last annual report that business has improved for SMIT. This development continued, and the results for this year are again considerably better than those of the previous year.

As announced in both the preceding press release and presentation of the results for 2006, "SMIT IS SAILING BEFORE THE WIND". This means that the continuation of the strategy adopted is bearing fruit, and the formula for our choices can be qualified as successful. As mentioned previously, the four Divisions are working as the four cylinders of a well-oiled engine.

Other targets besides the financial targets included improving the project management, improving our commercial dynamism, increasing our stability and further improving the safety performance. Favourable progress was made in all these developments during the past period. Elsewhere in this report, these targets will be addressed in more specific detail.

We are therefore proud to tell you that SMIT is well on course, and that we are ready for further global growth within our preferred market segments.

Our shareholders have shown their appreciation of this policy, in the increase in the SMIT share over the past year. The price developments were such that we divided the share into two equal parts last year, to increase tradability. We have reached an all time record, both in terms of the value of the shares and in terms of net profits, and we would like to thank our shareholders for the trust they have placed in us.

The Harbour Towage Division once again improved its performance last year, as a result of ongoing efficiency improvements and an increase in volume. That increase in volume was caused on the one hand by a general increase in shipping, and on the other by longer periods of strong winds in Western Europe in particular (Antwerp and Rotterdam). That second factor meant that extra towage assistance was needed: on the one hand, the large incoming and outgoing sea-going vessels need additional tugs in such hard winds, while on the other we were forced to keep sea-going vessels moored along the piers or at the buoys for longer periods of time.

During previous reporting years, we initiated a phased renewal of our fleet, with the object of bringing the average age of the fleet down to 10-12 years. A large number of tugs have also been commissioned, to allow us to expand our global network of harbour towage operations. This extensive programme of building new vessels is based on the principle of standardisation and utilisation of proven technology. This will enable exchanges between ports and regions as well as between activities (e.g. terminals and salvage). In addition to this renewal of the fleet, which will be continued during the coming years, new concepts are also under development, such as sailing with two-man crews and using cleaner fuel types.

After the various strategic changes had been completed, we moved on to SMIT's growth within our four preferred markets. The focus of that growth is on the more stable activities, such as those of Harbour Towage and Terminals and, since last year, the Transport activities.

With the Harbour Towage Division, we are primarily considering specific participations and acquisitions in existing towage businesses that operate mainly in strategic locations. Those strategic locations are known as the intersections in the main shipping routes, where we hope to further expand our global network to allow us to service our existing customers at all those locations. In view of the consolidation currently taking place on that market, we feel that we will be able to achieve a reasonable growth. However, it is very important that we pay the right prices and not buy turnover.

Our main focus in order to realise this growth is on the growth markets of Latin America, the former Soviet Block and the Far East.

In line with this strategy, we purchased a 50% participation in Rebocadores do Brasil S.A. of Brazil early in 2006. That joint venture operation has since been renamed SMIT Rebras, and the management team is working hard to hire additional employees, who, from late-2007 onward, will man the 18 new tugs in the most important Brazilian ports. We also sold our 40% minority interest in SMR, of Manzanillo, Mexico, to our partner TMM, as we were unable to obtain a minimum position of 50%, as required by our joint venture strategy. In light of the decreasing cargo flows passing through the port of La Plata in Argentina, we sold our majority interest La Plata Remolcadores (LPR) there to our local partners, while we started a new operation in Bahia Blanca, with two new tugs and one existing tug, under the name of SMIT Harbour Towage Argentina, a wholly-owned SMIT activity.

In the Terminals Division, a new team has set about retaining and expanding existing contracts. Last year, that team succeeded in retaining almost all contracts tendered for renewal. In Nigeria and Gabon, the existing contracts were even expanded to include additional vessels that will contribute to the results. The new contract in Egypt contributed to last year's results, while the new contract in Equatorial Guinea will start contributing in 2007.

In the past, the spotting activities of the subsea organisation (diving activities), which assists in the various Terminals projects, caused the results of the Terminals Division to fluctuate, which does not match the nature of the results of that Division. As such,



those activities will be relocated to Marine Projects from the start of 2007 onward, and become part of the Transport & Heavy Lift Division.

In view of the developments on the energy market, and in particular on the LNG market, which this Division primarily services, we expect to be able to achieve our growth target.

As you are aware, salvage operations are and remain an unpredictable activity, since accidents at sea simply cannot be scheduled. As such, our result forecasts are always based on a historic average. That historic average has been rising in recent years, owing to our considerable market share in this sector and to the increasing number of accidents at sea. Our improved project management is also having a positive impact on the results.

During the first six months of last year, we only worked on follow-up activities connected to hurricanes Rita and Katrina in the Gulf of Mexico. During the last six months of last year, we acquired a large number of new salvage contracts around the whole world. As a consequence, the results of this Division are again considerably higher than those for the previous year.

'Thunder Horse' and 'Artic I' have not yet been completed, and no result effects have been included for 2006.

The greatest challenge is to maintain the leading role of this knowledge-intensive Division on the salvage market, by retaining and sharing know-how and experience and by developing new techniques and technologies. For this purpose, a special knowledge department has been set up to focus on recording those skills and making them available. At the same time, the training and educating of new personnel will receive a great deal of attention.

The Transport segment of the Transport & Heavy Lift Division saw a number of developments that not only resulted in improved results, but also stabilised them.

The three smaller anchor handling supply vessels that were ordered last year proved their worth very quickly. Their capacity ratios are exceptionally high, while those vessels allow us, as expected, to operate in the highest segments of the market. The possibilities of expanding this fleet of smaller anchor handling supply vessels are currently being explored, while a number of new barges are also being built for this Division.

The first series of three large anchor handling supply vessels have all been rented out on a long-term basis. The follow-up series of seven large anchor handling supply vessels, of which three were built in Singapore and four are being built in China, have now also almost all been rented out on a long-term basis. Most of these vessels have yet to be delivered by the shipyards. Here, too, the possibilities of another follow-up series are being investigated. The long-term contracts on the energy market also serve to further increase the stable nature of this Division.

Sadly, however, a piece of "Hollands Glorie's" history came to a close last year. The necessary but high investments in this cyclical market forced us to sell our 50% share in SmitWijs to our partner SvitzerWijsmuller, as those investments conflict with our strategic profile.



The Executive Board of Smit Internationale N.V., with on the right Ben Vree (Chairman) and René Verbruggen (Chief Financial Officer).

In the same Division, the heavy lift activities made a solid contribution, because of a full order book, stemming in part from internal services to salvage operations. The sheerlegs, based in Singapore and Rotterdam, are deployed around the world on a wide range of different projects. In light of the cyclical nature of this activity and the amount of the investments, combined with the developments on this market, we do not foresee any new investments in this segment, and the emphasis is therefore on proper maintenance of existing equipment.

All in all, we can safely conclude that business is going well for SMIT.

Last year, we already set the telegraph to "FULL STEAM AHEAD", meaning that we will continue without pause in the same direction: growth! For us, that means growth of net profits, and so it will depend on the market, the activities and the finances as to how that specific growth will be realised.

For Harbour Towage, this will be taking over smaller operations through participations, acquisitions and expansions at strategic locations. For Terminals, it involves expanding existing contracts and winning new contracts. For Salvage it calls for focusing on the highest segment while retaining our market share and investing in know-how. For Transport & Heavy Lift, it will be realising autonomous growth combined with creating greater stability through more long-term contracts. In order to support our worldwide growth, we are working on a substantial newbuilding programme for our fleet. More than thirty new vessels have already been completed, while over fifty more are almost ready to be delivered.

This means that we now have all the means necessary to achieve this growth without having to buy turnover. With the support of all the stakeholders, we should be able to realise this growth of our magnificent company.

The investigation by the Netherlands Competition Authority (NMa) into possible unlawful alliances was previously concluded without any consequences. In 2006, the European Commission also announced that there would be no consequences in connection with its own investigation into such alliances. In addition, the settlement for the problems surrounding "Crew Facility" ("Bemanningsfaciliteit") in Rotterdam was also finalised in 2006.

After having been with SMIT for precisely 25 years, CFO Wim Kanis left us and retired. I would like to take this opportunity to thank him for his dedication and loyalty during the past years, and in particular during the past six years when I had the pleasure of working with him. I also wish his successor, Rene Verbruggen, the best of luck taking on the job of CFO.

SMIT is well on course!
We would also like to announce our expectation that we will realise the predicted growth, that our clients will notice the constant improvements that we strive for within our organisation in our services, and that the shareholders will receive the returns to which they are entitled. I am proud of the solid relationship we have with our joint venture partners.

I wish to thank our customers for their loyal support and trust. Our staff, the various works councils and the Central Works Council all deserve gratitude for their dedication, their trust and their loyalty, and the shareholders and suppliers for the confidence they place in SMIT.

We look forward confidently to a new year that will once more present many challenges, opportunities and possibilities for growth, and we hope that we may continue to rely on your support.

Ben Vree
Chairman of the Executive Board

IN BRIEF

Harbour Towage	**Increased operating result** **ROACE: 29.5%**
Terminals	**Stabilisation operating result** **ROACE: 15.9%**
Salvage	**Increased operating result compared to 2005** **Result above historical average** **Net production: 28.4%**
Transport & Heavy Lift	**Transport:** **Sharp increased operating result** **Growth stability** **Heavy Lift:** **Sharp increased operating result** **ROACE: 76.9%**

REPORT OF THE SUPERVISORY BOARD TO THE SHAREHOLDERS

We hereby present you with the 2006 Report by the Executive Board and the Annual Accounts as compiled by the Executive Board.

ADOPTION OF THE ANNUAL ACCOUNTS AND PROFIT APPROPRIATION

The Supervisory Board has seen the report on the outcome of the audit of the Annual Accounts issued by KPMG Accountants N.V. The Supervisory Board approves the Annual Accounts as compiled by the Executive Board. We recommend that you adopt these Annual Accounts as prepared by the Executive Board. The Supervisory Board also approves the profit appropriation in accordance with the Executive Board's proposal, which is in line with the company's standard policy for reserves and dividends.

DEVELOPMENTS AT THE COMPANY

The company's results for 2006 improved further in comparison with the highly successful year of 2005. The financial ratios remained favourable.

COMPOSITION OF THE SUPERVISORY BOARD

The composition of the Supervisory Board remained unaltered during the reporting year. The Supervisory Board has initiated an assessment of its own profile. All members of the Supervisory Board are independent from the company.



ACTIVITIES OF THE BOARD

The Supervisory Board is aware of the fact that the tasks of supervising and advising the Executive Board are becoming increasingly important. In the year under review, the Board met six times with the Executive Board. The Supervisory Board also met twice without the Executive Board to discuss the Supervisory Board's performance and its relationship with the Executive Board. Almost all members of the Supervisory Board were present at those meetings. In all of the meetings, the company's general state of affairs was discussed and, where prescribed by the Articles of Association, proposals by the Executive Board were submitted to the Supervisory Board for approval. The company's strategy and risk control were addressed regularly and emphatically. All strategic options and assessed over the course of several meetings. The external auditor was present during the Board's discussions of the company's half-year and annual figures. In each meeting, quality and safety policy issues were discussed.

Outside of the meetings, there was regular contact between the Executive Board and the Chairman and individual members of the Supervisory Board regarding important company matters.

Extensive attention was also paid to the implemented internal audit process which addressed a number of specific focus areas.

The annual day that SMIT's Works Councils spend with the Supervisory Board was attended by a delegation from the Supervisory Board. The meeting revolved around the theme of "employee participation". Representatives of the Supervisory Board also attended a number of meetings of the Works Council.

In October 2006, an Extraordinary Meeting of Shareholders passed a resolution, after having been approved by the Supervisory Board, to divide the share in Smit Internationale N.V. by a 1:2 ratio. This split was then effected on the stock exchange (Euronext Amsterdam) on 26 October.

The external auditor has reported to us about its independence in respect of the company. Areas of focus in that connection included the fee of the external auditor for the audit, activities relating to the audit and other activities. The external auditor also confirmed that it is independent from the company. These matters are as required by the prevailing professional regulations and Code of Conduct.

On 26 October 2006, ahts vessel 'Smit Lingga' was launched, as was sister vessel 'Smit Langkawi' precisely a month earlier, at the Keppel Singmarine yard in Singapore. The 'Smit Lingga' was consequently deployed in the Middle East.



The Supervisory Board and Executive Board, from left to right: B.Vree, H.C.P. Noten and I.G.M.Verbruggen. Seated: R.R.Hendriks, F.E.L. Dorhout Mees and W.Cordia.

REMUNERATION POLICY FOR THE EXECUTIVE BOARD

For the general outline of the remuneration policy, please refer to the chapter on Corporate Governance, set out on page 39, and to the Annual Accounts on page 56.

CONCLUSION

The Supervisory Board wishes to express its gratitude toward the Executive Board, the Works Councils and all staff, both in the Netherlands and abroad, in the fleet and on shore, for their efforts for the company during the past year.

Rotterdam, 27 March 2007

On behalf of the Supervisory Board,

Frederik E.L. Dorhout Mees
Chairman



BIOGRAPHICAL DETAILS OF THE SUPERVISORY BOARD

F.E.L. DORHOUT MEES (67, DUTCH NATIONALITY)

Appointed in 2005. Scheduled to resign in 2009. Formerly a member of the Executive Board of Hudig-Langeveld Groep B.V. (currently Aon) (1975-1987), Managing Director and member of the European Board of Marsh & McLennan Inc. and member of Marsh & McLennan's Global Marine Energy Committee (1987-1997), member of the Supervisory Board (delegated member) of Sedgwick Nederland B.V. (1997-1999) and since 2006 of Veterfina B.V. Member of the Executive Committee of Catharijne Stichting, adviser to De Kleine Kasteeltjes N.V. Mr Dorhout Mees does not hold any shares, convertible bonds, publicly tradable options in Smit Internationale N.V. or options granted by the company.

W. CORDIA (66, DUTCH NATIONALITY)

Appointed in 2004, with effect from 1 August 2004. Scheduled to resign in 2008. Chairman of the Executive Board of Incomare Resources, member of the Executive Board of Furness (1974-1978), Managing Director of Dock Express (1978-1983), member of the Supervisory Boards of Anthony Veder Group, H.E.S. Beheer, Huisman Special Lifting Equipment and Rodinia Fund New York, member of the Board of Kerrco, member of the Executive Boards of Lloyd's Register of Shipping and Det Norske Veritas. Mr Cordia does not hold any shares, convertible bonds, publicly tradable options in the company or options granted by the company.

R.R. HENDRIKS (52, DUTCH NATIONALITY)

Appointed in 2005. Scheduled to resign in 2008. Vice-Chairman of Aon Holdings from 1 January 2006 onward. Chief Executive Officer Aon EMEA (Europe/Middle-East/Africa) from 1 November 2006 onward. Formerly member of the Executive Board and Chief Financial Officer of CSM N.V. (until December 2005) and before that Vice-Chairman of VOPAK N.V. Member of the Supervisory Boards of Stolt-Nielsen, Van Leeuwen Buizen and Nile Dutch Shipping. Mr Hendriks does not hold any shares, convertible bonds, publicly tradable options in the company or options granted by the company.

H.C.P. NOTEN (49, DUTCH NATIONALITY)

Appointed in 2004. Reappointed in 2006 and scheduled to resign in 2010. Party Chairmain in the Upper House of the States General of the Netherlands, member of the Executive Board of Dutch Railways (charged with employee policy during the 2001-2004 period), Chairman of the Supervisory Boards of Mn Services and Actiz, member of the Supervisory Boards of Koninklijke Wegener, Univé Verzekeringen, Oranjewoud N.V. and RSDB. Mr Noten has the particular confidence of the Central Works Council. Mr Noten has no shares, convertible bonds, publicly tradable options in the company or options granted by the company.

BIOGRAPHICAL DETAILS OF THE EXECUTIVE BOARD

B. VREE, CHIEF EXECUTIVE OFFICER (53, DUTCH NATIONALITY)

Appointed Chairman of the Executive Board in May 2002. Member of the Executive Board of Smit Internationale N.V. since 2000. Started working for Van Ommeren in 1993, followed by a move to Vopak in Singapore, where he occupied a series of positions. Was Regional Director for Van Ommeren Asia B.V. and later President of Vopak Logistics Asia Pte. Ltd.
Director of Singapore International Chamber of Commerce between 1997 and 2000. From 1989 to 1993, Commercial Manager at Chemicals Matex Nederland B.V. (Van Ommeren B.V.). Up to 1989, Mr Vree held various positions at the port of Rotterdam.

ADDITIONAL ACTIVITIES:

- Honorary Consul General of Sweden
- Member of the Supervisory Boards of Radio Holland Groep B.V. and TMI Holding N.V.
- President of the Rotterdam district of Nederlandse Maatschappij voor Nijverheid en Handel (Dutch Trade and Industry Association)

I.G.M. VERBRUGGEN, CHIEF FINANCIAL OFFICER (47, DUTCH NATIONALITY)

Appointed as Chief Financial Officer and member of the Executive Board on 1 januari 2007. Has been working for Smit Internationale N.V. since 1 October 2006. Worked for Shell International Petroleum Company from 1985 to 2001, in a series of financial positions in the Netherlands, the Sultanate of Oman, London, Moscow and CEE. Was Chief Financial Officer of ISS Netherlands and Business Development Manager at ISS Global A/S from 2001 to 2006.

Sheerlegs 'Taklift 7' installed 15 bridge sections as well as the pylon sections for the Stralsund bridge in Germany. This cable-stayed bridge forms an additional connection between the mainland near Stralsund and Rügen, an island off the northern coast of Germany.






ROTTERDAM

REPORT OF THE EXECUTIVE BOARD

GENERAL

As usual, we did not announce any profit forecast for 2006 when we published the 2005 annual figures. We did make a forecast when we published the half-year figures for 2006, indicating that the net results expected for the whole of 2006 would be 25-35% higher than for 2005 (EUR 38.3 million). In October, we published a press release announcing that we expected a much higher net profit for 2006 than in 2005, totalling at least EUR 62.0 million.

These initial forecasts were based on the favourable course of business in all four Divisions. The Salvage and Transport & Heavy Lift Divisions, in particular, improved their performances during the course of the financial year, through an increase in the volume of work. The Harbour Towage Division improved its performance through efficiency improvements, while a further increase in the worldwide shipping traffic and the stormy conditions in the north-west of Europe also led to extra deployment of tugs.

The Terminals Division performed according to expectations, and expanded its contract in Nigeria by two vessels.

The results of the Salvage Division are difficult to predict and were therefore based on an historical average over the past five years.



Multi-purpose tugs 'Smit Barracuda' and 'Smit Bronco'.

The high utilisation rate during the last six months of the year was a major reason for an above-average result. Both the Heavy Lift and Transport segments of the Transport & Heavy Lift Division were well occupied. The transport activities, for which a new fleet of larger anchor handling supply vessels is deployed based on long-term contracts, made a solid contribution to the results, and were one reason for the stabilisation of this Division's results.

The associated companies performed well. The 50% participation in SmitWijs was sold during 2006, to the other partner in the joint venture. We also sold our 40% interest in SMR of Mexico to our joint venture partner there. Early in 2006, a 50% interest was acquired in SMIT Rebras of Brazil. In all, this resulted in a net profit of EUR 75.0 million for the year under review; SMIT is sailing before the wind!

A plan for a phased renewal of the fleet put into operation previously was continued during the reporting year, principally for the Harbour Towage and Transport & Heavy Lift Divisions. A number of contract-related new construction orders were placed with the Terminals Division.

The investigation that the European Commission ("EC") commenced in 2004 was completed, without any implications for SMIT.

SMIT is continuing along the course of focused and sensible growth, based on the realisation of growth of profits.

In October 2006, an Extraordinary Meeting of Shareholders passed a resolution to split the Smit Internationale N.V. share, based on a 1:2 ratio. This split was subsequently effected on the stock exchange (Euronext Amsterdam) on 26 October.

HARBOUR TOWAGE

RESULTS

The operating result of the Harbour Towage Division rose to EUR 24.2 million, as compared with EUR 18.0 million in 2005. The Return On Average Capital Employed ("ROACE") is well clear of the 15% return target, at 29.5 % (2005 21.4%).

DETAILS

The results in Rotterdam improved once more. The principal reason for that improvement lies in the large volume of activity, stemming on the one hand from the increased amount of shipping traffic and on the other from the weather conditions with hard winds.

Final arrangements were made with the State about the "Crew Facility" ("Bemanningsfaciliteit") in 2006.

The results in Canada improved further in 2006.

In Panama, the fleet renewal was completed. The results in Panama have returned to the targeted level, despite the higher depreciation on the renewed fleet.

In Argentina, we sold our interest in LPR to our joint venture partner, and we launched new activities in the port of Bahia Blanca, using new equipment.

SMIT targets stable growth. For the Harbour Towage Division, this means targeting acquisitions at strategic locations. In line with this development toward stable growth within this Division, a 50% interest was taken in SMIT Rebras of Brazil early in 2006.

TERMINALS

RESULTS

The operating result of the Terminals Division was EUR 11.2 million, as compared with EUR 13.5 million in 2005. The ROACE was 15.9% (2005: 18.7%), which is in line with SMIT's long-term target of 15%.

DETAILS

The operating result was negatively influenced in comparison to 2005 as a result of the loss of a profitable contract in 2005 which could not be compensated by the newly started contract in Egypt. In addition, the outdated fleet incurred relatively high maintenance and repair costs in Gabon. A terminals contract in Equatorial Guinea was also concluded in 2006, which will start contributing to the results in 2007. The subsea activities were transferred to the Transport & Heavy Lift Division during the financial year. A number of existing contracts were renewed or significantly expanded.



A SMIT salvage team sets foot on the capsized tension leg platform (tlp) 'Typhoon', in the Gulf of Mexico. SMIT removed all oil and pollutants from the platform which capsized during hurricane Katrina, and scuttled it in a deep water location.

SALVAGE

RESULTS

The operating result was EUR 18.7 million, as compared with EUR 8.6 million in 2005, and as such is once more above the historical average of EUR 9.0 million per year. The volume of work during the last six months of the year was excellent. The ROACE, which SMIT utilises as its standard for measuring performances, is irrelevant to SMIT Salvage. See also the comments later in this annual report about the low level of capital investment in this Division. The standard used instead is a net profit margin of 10% of net production, which was met amply in 2006.

DETAILS

In 2006, the Salvage Division was again active in the Gulf of Mexico, as a result of the hurricanes of 2005. The oil production platform projects 'Thunder Horse' and 'Artic 1' were not yet completed in 2006. Important projects last year included the wreck removals 'Twin Star' (Peru) and 'Michelle' (North Sea).

TRANSPORT & HEAVY LIFT

RESULTS

The operating result of the Transport & Heavy Lift Division was EUR 29.0 million (2005: EUR 8.3 million). The ROACE was 76.9% (2005: 54.7%). Owing in part to the fact that most of the equipment has been fully depreciated, this figure is considerably higher than SMIT's 15% minimum return target.

DETAILS

Transport's capacity ratio was solid, with a large number of smaller but very profitable contracts. In addition, the new anchor handling supply vessels led to longer-term contracts. Seven further vessels were ordered for this fleet during 2006. Early in 2007, a long-term contract was concluded for six of those vessels. If the market permits, the possibilities will be explored as to whether to further expand this fleet.

The utilisation ratio of the sheerlegs was high during the entire reporting year, particularly in South America and in the Gulf of Mexico. Early in 2006, the sale of the smaller sheerlegs in the Rotterdam region was completed.

RISKS AND RISK MANAGEMENT

The Executive Board is responsible for the organisation and operation of the internal risk management and control systems. The purpose of these systems is twofold. On the one hand, they serve to minimise the principal risks to which the company is exposed, while on the other they help to achieve the operational objectives and financial targets, and to ensure compliance with legislation and regulations. However, such systems cannot offer any guarantees that the corporate objectives will be achieved, nor that all material misstatements, losses, fraud and breaches of laws or regulations can be prevented entirely.

The Tender Board assesses the risk profile, the profitability and strategic fit of potential contracts that are of material scope and/or entail specific project risks. The Tender Board also evaluates investment proposals and contract conditions at the initiative of the Managing Director of the Division concerned. The regular members of the Tender Board are the CEO, the CFO, the Director of Shared Resources and the General Counsel, who are supported if necessary by additional specialistic know-how.

The risk management and control system has the continuous attention of the Executive Board and forms an essential part of the management of the company. The systematic analysis of the business risks has been deepened in recent times. One element of this risk analysis involved a review of the internal control environment based on a simplified version of the COSO model (Committee of Sponsoring Organisations). Internal control measures were defined and set down in procedures in order to limit the risks run by the company. Both the company's own employees and external advisers monitor compliance with the control measures. Further to the internal risk analysis, the external auditor annually conducts specific audits of the internal control measures at the request of the Executive Board.

These audits take aim at a number of predetermined focus areas. The report on the findings is discussed with the Supervisory Board and the Executive Board, and the company adopts the recommendations set out therein with a view to continually improving its risk management and control system. The organisation periodically carries out its own internal audits to assess both the operation and the adequacy of the control measures.

Based on the above, the Executive Board declares, to the best of its knowledge, that:

- the risk management and control systems offer a reasonable degree of assurance that the financial reports are free of material misstatements;
- the risk management and control systems functioned properly during the year under review;
- there are no indications that the risk management and control systems will not continue to function properly during the coming year.

OPERATIONAL RISKS

SMIT's activities take place all around the world, and as such are vulnerable to the economic, legal and political risks in the countries in which SMIT operates. SMIT consists of four Divisions, each of which has its own specific risk profile. The risk profile of each business unit depends on the nature of the activities.

SMIT HARBOUR TOWAGE: This Division assists vessels that are entering or leaving port. The economic climate and the local climatological conditions affect the volume of the ship assistance services. The geographic spread, combined with a sensible selection of the types of ports, mean a healthy spread of the risks.

The direct customers of the harbour towage activities include shipping companies, liners, port agents and the dock industry. Depending on the size of the port, the number of clients in a particular port can range from a few dozen to several thousand. SMIT seeks to conclude long-term contracts, the fees for which are generally reviewed annually, to allow for changes in local wage cost developments, developments in fuel prices and the available capacity of the tugs. However, it is impossible to always guarantee proper price developments: prices depend in part on relationships with the competition in the port and the development of the port's own regional competitive position.

The company sometimes requires local approval to deploy activities in a port. That approval can be granted in the form of a long-term concession, a permit or open competition. SMIT's portfolio is mixed, but operates primarily in ports with open competition. Permits and concessions might not be granted or renewed, giving rise to the risk of excess tug capacity. However, the selling prices of used tugs depend on the demand on the market.

Standardised designs increase the multi-purpose deployability of the tugs and reduce the risks of overcapacity. This is a policy that has been adopted in recent years. The designs used have been selected in such a manner that the vessels built for the Harbour Towage Division are reasonably capable of being used for extended activity in the Terminals Division or for short-term assistance in the activities of the Salvage Division. Finally, vessels of these designs are recognised everywhere in the world, and as such are more marketable if they have to be sold.

A standard maintenance and overhaul schedule ensures that the vessels are always in a good state of repair. Internal independent periodical inspections test the state of repair.

SMIT TERMINALS: This Division offers a comprehensive package of services in the field of maritime management of third parties' oil and gas terminals (onshore and offshore), both import terminals and export terminals. The development of the terminals market follows (a few years behind) the oil companies' exploration and investment activities. This Division's customers are the oil and gas companies, generally with participations by local parties. In light of the relatively stable cash flows from the terminals projects, the risk profile is low.

Tenders are based on the client's breakdown of the vessels and services to be offered. New oil and gas export terminals are generally developed in geographically remote areas, or in areas undergoing strong economic development. New import terminals for gas are generally developed in more highly developed regions. Work is mostly based on long-term contracts, with non-variable prices for the duration of the contract. Contracts are linked either to the euro or to the dollar.

Localisation programmes (the training of local workers) often constitute part of the tenders. This service can only be offered if SMIT has access to the local labour market. For new terminals, in particular, SMIT generally works with a local partner to recruit and select the crews. In light of the fact that SMIT enters into lasting strategic collaborative agreements with those local partners, the company's Executive Board is directly involved in the process of selecting potential local partners.

While price escalation is allowed in most contracts, this is not the case in a number of contracts and SMIT thus incurs a risk in connection with the wage cost component. In these cases the wage cost developments are estimated with input from the local partner.

Fuel consumption is for the customer's expense, and as such does not constitute a risk.

In light of the need to assess the mix of legal, political and economic risks, a differentiated discount rate is applied for investments, based on the estimate of the extent of the risks to be incurred. This is coordinated in the Tender Board, at which time the advisability of and possibilities for mitigating any other risks is also discussed.

SMIT SALVAGE: The market for this Division comes from shipping accidents and is therefore unpredictable. The annual volume of this market is difficult to predict, as is the profitability of the projects. The results to be expected are therefore estimated according to a long-term average. Projects whose financial component has not been settled are valued conservatively in reports.

This Division's operational risks are high, because of the nature of the activities. For "dry salvage" or vessels in distress, the owner or crew calls in the Division's assistance once their operational risks become too high and they have therefore sometimes abandoned the vessel. Risk management for these operational risks is generally based on the deployment of SMIT's own trained and experienced staff in this type of salvage operation. Personal safety is the principal concern. Although the operational organisation for the project and the technical assistance at the office work closely together, the Salvage Masters are responsible in these situations, and are authorised at all times to act according to the situation as they see it. SMIT tries to minimize the operational risks by only using properly trained and experienced Salvage Masters. However, it occasionally happens that SMIT is unable to save the vessel and/or the cargo.

Contracts for vessels in distress are usually based on standardised Lloyds Open Forms (LOFs) and concluded with insurance companies, in which negotiations the vessel owners have input.

The fees for such LOF salvage operations are based on a valuation mechanism that is related to a series of different elements, including the salvaged value of the vessel and the cargo, the technical complexity of the salvage operation, environmental risks, and the use of SMIT-owned equipment or equipment of subcontractors. This valuation results in a lump-sum amount that depends on so many factors that it cannot be determined in advance. The salvor is obliged to use all available know-how, expertise, equipment and resources to salvage the vessel. The remuneration is determined through negotiations with the customer or by means of arbitration proceedings.

If, during an LOF salvage operation, SMIT feels that the fee for the operation will not cover the costs involved, the LOF contract can be changed from being based on "no cure - no pay" to being based on a day-rate fee (SCOPIC). This diminishes the financial risks for SMIT. SMIT closely monitors all LOF projects in progress, and continually assesses whether a possible LOF fee is balanced in relation to the costs of the equipment utilised. If any doubts arise, SCOPIC applies.

Contracts for the salvage of sunken or stranded vessels are usually granted based on open tenders. Such tenders depend greatly on a proper consideration of the risks of the proposed technical solution. Multiple technical solutions are examined for each project, based on the available information about the local situation. Once detailed, the technical solutions are tested for feasibility, among other things, by peer reviews between the nautical engineers. Projects are awarded based on lump-sum payment, on a full day-rate structure for the deployment of the equipment and people to be used, or on a combination of a day-rate with an attached maximum.

To limit the financial risks, equipment from other SMIT Divisions is used as much as possible, contingent upon its availability. Equipment is provided at market prices; the use of third parties is kept to a minimum.

All projects of material scale are first discussed by the Tender Board before an offer is made. However, the maritime conditions remain the factor of greatest uncertainty when carrying out the contracts that are awarded. Work usually has to be carried out under water, in less developed areas with significant tidal movement and changeable currents and weather conditions. Visibility is sometimes minimal, and the structure of the vessel to be salvaged may change and deteriorate, both before and during the salvage, without prior insight into this. The conditions cannot always be determined in full beforehand. As a result, the costs of a salvage project are sometimes higher than the return.

SMIT TRANSPORT & HEAVY LIFT: The transport market is a combination market, and displays characteristics of a spot market (the lease of pontoons). Within this market, SMIT also leases out the available anchor handling tug supply vessels (ahts vessels) and other specialist transport vessels for the medium term, preferably periods of 2-5 years. The ahts customer portfolio is made up of businesses operating in the oil and gas sector. SMIT vessels are primarily deployed to support the production activities of oil and gas companies. One element of SMIT's strategy for limited volatility is to invest mainly in supporting vessels, based on medium-term contracts, and to a lesser extent in the barges.

A collision at Callao, Peru, left a bulk carrier severely damaged. She sank and eventually broke in two. SMIT removed all bunker oil and other pollutants in 2006.



The heavy lift market is cyclical in nature and mainly dependant upon the civil and maritime construction market and the energy market. Currently, no investments are being made due to the high costs of new construction, combined with the limited growth opportunities. Proper maintenance of the equipment is thus of great importance.

The past few years have been characterised by a high level of demand, with SMIT's heavy lift capacity being used chiefly in the energy market, the ship construction market and the salvage operations for parts of drilling and production platforms in the Gulf of Mexico.

Capacity planning plays a crucial role in all activities. Temporary capacity utilisation losses may arise due to the stagnation of contracts or the postponement of projects. The company minimises the risk of under-utilisation by concluding long-term contracts. SMIT also continually seeks to achieve synergy benefits by using equipment for other Divisions.

FINANCIAL RISKS

USE OF DERIVATIVES

The company makes limited use of derivatives to cover its risks. For this purpose it uses standard contracts to which no extraordinary performance risks are attached. Derivates may only be used with the prior formal approval of the Executive Board.

CURRENCY RISK

A substantial part of SMIT's income and expenditure is denominated in foreign currencies. The principal currencies besides the euro are the US dollar, the Singapore dollar and the South African rand. SMIT's policy is aimed at hedging currency risks for operating activities (in relation to the functional currency) by using forward exchange transactions and currency swaps. In principle, the net asset positions of non-Dutch associated companies are not hedged, nor are the translation risks attached to the translation of the net results of non-Dutch group companies into euros.

INTEREST RATE RISK

In connection with SMIT's interest policy, the company fixes the interest rates of at least 50% of its long-term liabilities. Derivatives are used in this regard to fix variable interest rates on the long-term loans.

CREDIT RISK

The risk of being unable to recover debts from customers varies per Division. In general, SMIT does not incur any significant credit risk in respect of individual customers. Guarantees are requested for large, high-risk projects in order to hedge the credit risk. In the salvage industry, it is common practice to require guarantees for projects. As a consequence, the credit risk is largely hedged.

For further information about the financial instruments and currency risk management, please refer to page 69 of the Annual Accounts.

OTHER RISKS AND CONTROL MEASURES

PROJECT RISKS

The nature of the activities is such that SMIT regularly carries out projects that carry potential risks. Proper project management is essential in managing risks. That is why SMIT devotes a great deal of attention to continually training its workers. The SHE-Q department develops tools to identify safety and environmental risks and define risk control measures. SHE-Q regularly carries out audits to test the operation of those measures, including specific audits of the fleet. Budgeting and regularly determining forecasts of expected results from projects limits the financial risks associated with the operations. The Tender Board procedure is an important risk management tool when the company is considering large new contracts.



To assure a continuous high level of safety awareness among its employees SMIT Amandla Marine launched a "Safety First" campaign which was supported by visual reminders of the "Safety First" message.

SMALLER LOCATIONS

Local management is required to monitor the complexity of operating in specific local conditions. Significant risks could arise if those laws are subject to rapid changes or if their implementation and enforcement are uncertain. It is difficult to post qualified staff in remote areas for extended periods of time. The local operations are sometimes too minor in scale to justify a full and extensive organisation with elaborate back-up structures. To assist in this, SMIT offers extra operational support to local management teams, by periodic visits from the supervising Operational Managers from the Divisions and specialised Staff Executives.

ASSOCIATED COMPANIES

A large part of SMIT's equity consists of joint ventures. SMIT is directly or indirectly represented on the boards of all unconsolidated associated companies, allowing the company access to year-end and interim reports. External auditors audit the accounts of the unconsolidated associated companies.

INTERNAL REPORTS

SMIT employs a strict system of internal reports and budget cycles. The financial reports are reviewed centrally and compared with the approved budgets. Forecasts are checked per quarter and adjusted where necessary. The company has fixed procedures for investments and disposals, amongst others.

INSURANCE

SMIT has taken out sufficient insurance for its tangible fixed assets and its liability toward third parties.

CODE OF CONDUCT

The general standards and values for business relations that apply to all operating companies and to all staff are set out in SMIT's Code of Conduct. Both formally and informally, the Executive Board constantly stresses the importance of observing that Code. SMIT also has a unambiguous whistleblower scheme, under which workers have the possibility to report supposed irregularities without compromising their legal position.

LETTERS OF REPRESENTATION

Within SMIT, annual internal Letters of Representation are issued by General Managers and Finance Managers, in which they render account for the compliance with internal procedures and with laws and regulations.

OVERVIEW OF THE MOST IMPORTANT UNCONSOLIDATED ASSOCIATED COMPANIES

HARBOUR TOWAGE

KEPPEL SMIT TOWAGE (KST)

As in previous years, this SMIT-managed associated companies recorded excellent results in 2006.

SMIT REBRAS

This is the joint venture in Brazil, which started in 2006. An investment programme has been started for the construction of 18 new tugs in Brazil, with technical and project support from Rotterdam. The operational availability of the first of these new tugs is scheduled for the fourth quarter of 2007.

UNIE VAN REDDING- EN SLEEPDIENST (URS)

This associated company recorded excellent results in 2006. The profits stemmed in part from a further improvement in turnover, based on the deployment of 'Smit Kamara' in the North Sea. Similarly, the climatological conditions in Western Europe during the fourth quarter of 2006 also resulted in a great deal of extra assistance operations.

TERMINALS

SMIT OCTO LUKTRANS

SMIT purchased the 50% interest from its Russian joint venture partner in October 2006, making SMIT the 100% shareholder. However, it is possible that a new Russian partner will be found. Until then, SMIT will be more capable of mitigating its contractual and tax-related risks. The joint venture recorded a loss in 2006, as it did in 2005.

TRANSPORT & HEAVY LIFT

ASIAN LIFT

As in the previous year, this associated company - a joint venture with Keppel Fels - recorded solid results. The excellent utilisation ratio of the sheerlegs on the Asian maritime construction market was an important factor.

SMITWIJS TOWAGE

SMIT's 50% share in this joint venture was sold to the other partner, SvitzerWijsmuller, resulting in a slight profit during the financial year, net of the reorganisation provision required for the staff. SvitzerWijsmuller offered employment to the entire workforce, a process in which SMIT facilitated, among other things by offering the workers that made the switch a return guarantee for a period of up to 3 years.

HIGH LATITUDE SHIPPING

This joint venture with Femco, our Russian partner, has a five-year contract for an "anchor handling tug icebreaker". That vessel was contracted for a small part of the year, leading to a slight operational loss.



INVESTMENTS AND FINANCING

PUT INTO OPERATION

100% SMIT operating companies

	2004	2005	**2006**
Tugs	3	4	8
Multi-purpose vessels		1	7
Others		1	1

Associated companies

	2004	2005	**2006**
Tugs	5	7	4

ORDERED

100% SMIT operating companies

	2007	2008	2009
Tugs	8	4	0
Multi-purpose vessels	2	3	
Others	3		

Associated companies

	2007	2008	2009
Tugs	13	15	4

A total of 20 vessels were put into operation during the year under review, of which 16 vessels at wholly-owned SMIT operating companies and four at associated companies. The transport activity put three anchor handling supply vessels into operation, which will be used for any activities that arise, primarily on a short-term basis. Two large multi-purpose vessels have been deployed in Saudi Arabia under medium-term contracts. The other new tugs have been deployed to reduce the average age of the fleet, while a number of older tugs have been sold. Four new tugs were deployed at the joint venture KST in Singapore.

A further 52 vessels were on order at the end of the reporting year, to be delivered during the 2007-2009 period. The majority of the orders of the wholly-owned SMIT operating companies are intended for a general reduction of the average age of the fleet, in particular for Harbour Towage. Four of the five large multi-purpose vessels yet-to-be-built will also be deployed in Saudi Arabia under medium-term contracts. DBS/Fortis has provided funding to the amount of USD 62 million for the multi-purpose vessels (seven in all, of which two were delivered in 2006 and five will be delivered in 2007 and 2008).

During the 2007-2009 period, the investments recorded for the associated companies are intended chiefly for URS (Belgium) and SMIT Rebras (Brazil). BNDES and Caterpillar Financial have granted a loan to the amount of USD 70 million for the investments in the 18 Brazilian tugs.

Two limited partnerships were set up in 2006, Bollard Pull I and Bollard Pull II. Three large multi-purpose vessels have been transferred to Bollard Pull I: 'Smit Kamara', 'Smit Nicobar' and 'Smit Komodo', to which SMIT has a purchase right after eight years.

Five harbour tugs have been transferred to Bollard Pull II, to which SMIT also has a purchase right after eight years.

SMIT's total revenue from the sales was EUR 52.7 million.

In a dual lift 'Taklift 4' and 'Taklift 6' installed a module on FPSO P52 in Brazil in 2006.



CORPORATE SUPPORT

SAFETY, HEALTH, ENVIRONMENT AND QUALITY (SHE-Q)

Caring for health, safety, the environment and quality is an integral part of SMIT's business code. SMIT has further toughened up its policy in this area. The SHE-Q Manager reports directly to the Chairman of the Executive Board on a regular basis. In addition, the Supervisory Board receives information on this subject at every meeting. This issue is also high on the agenda at many other consultative meetings, such as the Central Works Council, and performance in this area constitutes an integral element of the senior Managers' bonus system.

The systems set up are working satisfactorily. The results show that the number and gravity of the incidents continue to diminish. The standards were not exceeded in any of the activities.

Piracy continues to demand more and more attention. In areas with an increased risk of piracy, SMIT has taken special measures to protect people and equipment, such as altered procedures and reports. Additional and special protective and communication equipment has also been supplied.

SMIT'S SHE-Q POLICY

All SMIT employees are required to take their individual responsibilities seriously and to help ensure safe working methods, healthy working conditions, environmental awareness and superior services for our clients.

SMIT'S SHE-Q policy outlines the following practices:

- Compliance with all relevant legislation and regulations.
- The prevention of accidents, incidents, damage, injury and situations that could endanger employees' health, together with a sustained effort to reduce the number of cases of injury to zero.
- Continual worldwide vessel inspection systems.
- The setting of challenging targets with the aim of encouraging and guaranteeing continuous improvement.
- Training courses and programmes that encourage our employees to work together responsibly.
- The provision of resources that enable our employees to carry out their work in a healthy, safe and environmentally friendly way.
- Continuous improvement of the quality of our products, services and processes in order to fulfil the client's expectations and in many cases even to exceed them.
- Regular inspections and investigations into the causes of incidents and accidents, to allow SMIT to take corrective measures. The particular emphasis in this regard is on continually improving and updating our procedures.

EMPLOYEE AND EMPLOYEE POLICY

GENERAL

SMIT has a workforce of 2,608 permanent employees around the world (2005: 2,675). The permanent workforce in the Netherlands is 641 (2005: 642), of whom 405 (2005: 419) are involved only in operating activities, i.e. direct staff: crewmembers, divers, riggers and salvage workers. The global ratio of office staff to direct staff is approximately 1:5. The ratio of employees in the Netherlands to employees abroad illustrates the increasing importance of SMIT's non-Dutch activities.

SMIT's human resource policy centres on preserving know-how of and experience with operational and technical skills. There is also a major focus on the evaluation and coaching of employees in the areas of safety and quality. SMIT aims to increase employee involvement and commitment and to ensure that employees are fully aware of their career options within the Group. In light of these considerations, a series of actions have been launched to provide internal coordination and training. Areas of special attention include management development and, in particular, recruitment of new talent, in order to fill future vacancies from among SMIT's own workforce. Another important aspect of SMIT's human resource policy is that SMIT - as an internationally oriented company - needs workers who can be deployed internationally.

KNOW-HOW AND EXPERIENCE

The organisation's global spread and the relative high average age of the workforce means that it is important for SMIT to share and retain as much of its existing know-how and experience as it can. A range of different procedures have been set out and implemented. To assist in this process and support the expansions, SMIT has set up an active recruitment policy. SMIT is also preparing a training system, using know-how and experience already available within the organisation wherever possible.

SMIT is also making investments with a view to recording know-how and experience and making that knowledge available for the entire organisation. Development of IT and other systems has priority in this respect.

The knowledge aspect is particularly important for the Salvage Division, which has set up a separate department that will be entrusted with, among other things, recording that knowledge.

COMMERCIAL STRENGTH

One of the key elements of SMIT's strategy is to continually improve its commercial strength. Special training sessions and courses are organised for this purpose, and career plans are drawn up to ensure that each future manager gains wide commercial experience, in addition to the necessary understanding of nautical and operational matters. New employees with commercial experience are also being hired to reinforce the existing organisation. Besides experience and know-how, the selection and promotion criteria have also been expended to include minimum requirements for the professional skills and competencies of the persons involved. The principal focus in that respect is responsibility for results.

PROJECT MANAGEMENT

Proper performance of projects has a major impact on SMIT's organisation and results. As such, it is vital to organise projects professionally at an early stage. Financial and other risks must be reduced as much as possible. That is why a separate financial controller is included in the project teams for major projects. These changes result in a clearly definition of responsibilities and the possibility to call our workers to account for the results agreed. They also mean that the quality of our services improves.

ENGINEERING AND RESEARCH & DEVELOPMENT

The Engineering department carries out most of its work for the Salvage Division and the Transport & Heavy Lift Division (mainly the heavy lift activities). This is why the level of know-how and the experience of Engineering department employees is focused on these areas in particular. In cases where the demand for engineering work exceeds the capacity, especially in a quantitative sense, the work is contracted out to third parties. The Engineering department is also closely involved in placing orders for new equipment and in supervising the performance of those orders. In view of the extensive vessel construction programme, this has become one of the department's most important duties.

Research & Development activities are developed for the purpose of achieving direct results. Any research that is needed in other fields is outsourced to third parties or to suppliers. The main focus of the Research & Development activities is on the Salvage Division. Environmental protection aspects and the development of new technologies receive particular attention.

PENSIONS

The Dutch seagoing employees are insured with the "Bedrijfspensioenfonds voor de Rijn- en Binnenvaart" pension fund or the "Bedrijfspensioenfonds voor de Koopvaardij" pension fund. The premiums for 2006 totalled 27.3% and 34.0%, respectively, of the employees' pensionable salaries.

The pension scheme for the Dutch office employees has been insured by "Stichting Pensioenfonds SMIT". As in 2004 and 2005, the premiums for 2006 were 27% of the employees' pensionable salaries. The pension fund has invested 75% of its capital in fixed-interest securities and 25% in shares. The fund adopted a conditionally indexed career-average system in 2004, which also applies to pensions that have already commenced. Until 31 December 2005, the fund had a pre-pension facility with a retirement age of 62. Following the changes to the applicable laws, the pre-pension facility has been converted into a pension scheme under which retirement is at the age of 65.

INFORMATION SYSTEMS

In 2006, the IT department was characterised by ongoing optimisation and standardisation.

The use of the company's Intranet (SMITNET) in the information systems has been further expanded. Besides the Rotterdam-based organisation, the main offices of the non-Dutch branches also have access to the Intranet, and SMITNET is used to keep workers around the world up-to-date. Procedures, company regulations and safety measures are recorded and communicated in a uniform manner using SMITNET.

In consultation with the vessel management organisation, workstation PCs have been placed on the tugs of SMIT Harbour Towage in Rotterdam, as an aid to communication, operations and management of the tugs.

On 1 January 2007, a new integrated package for human resources, planning and payroll accounting was implemented and put into operation. It is currently in place in Rotterdam and Cape Town, and will soon be introduced at other locations. The package makes it possible to record the human resources, planning and payroll accounting processes unambiguously and in a uniform manner, allowing those processes to be carried out more efficiently and with greater transparency.

An updated employee evaluation system was also implemented and put into operation in 2006. This automated system is intended as an aid in the annual review cycle. The information entered can be accessed easily, making it available for staff development, training courses and educational programmes.

PROPOSED DIVIDEND

A cash dividend of EUR 2.25 per share (2005: EUR 1.25 corrected for share split) is proposed, in line with SMIT's dividend policy. The dividend can be taken up in cash or in shares. The value of the dividend in shares will be no greater than 2.25% higher than the dividend in cash.

This translates into a distribution of 46.3% of the net profit.

Rotterdam, 27 March 2007

For the Executive Board:

Ben Vree,
Chairman

René Verbruggen





SMIT Harbour Towage tug 'Smit Humber' assists FPSO 'Piranema' on its way to the Botlek, Rotterdam.

DESCRIPTION OF THE DIVISIONS

SMIT HARBOUR TOWAGE

TYPE OF WORK

The essence of the activities is assisting incoming and departing seagoing vessels. The vessels requiring assistance almost always have more than 10,000 tonnes loading capacity and are large container vessels, Ro-Ro vessels, oil and chemical tankers and other bulk carriers, refrigerated vessels and general cargo vessels.

LOCATIONS

SMIT has activities everywhere in the world on this market. Ports in Argentina, the west coast of Canada, Panama, Rotterdam and South Africa are serviced by wholly-owned subsidiaries. The joint venture Unie van Redding- en Sleepdienst (URS) operates in Belgian ports and on the Westerschelde river. In Brazil, the joint venture SMIT Rebras operates three tugs, while a major construction programme has been launched to obtain positions in the principal ports of Brazil from 2007 onward. For Southeast Asia, SMIT has a successful joint venture with Keppel Corporation, called Keppel SMIT Towage (KST), which is active in Indonesia, Malaysia and Singapore. The locations at which SMIT and its subsidiaries offer their services are not typically seasonal locations.



• Operational location ○ Sales office • Both

This ensures that SMIT has plenty of work in all ports all year round. No harbour towage activities are deployed in the United States, as the restrictions presented by US legislation (Jones Act) make this an unattractive market for foreign harbour towage businesses.

CUSTOMERS

This Division's customers are large and small shipping companies, virtually all of which operate internationally. The larger container shipping companies, in particular, have operations worldwide. Most contracts are annual in nature and are extended automatically. However, there is seldom a minimum volume guarantee. In the major European ports, the role of the shipbroker has become less important, as many shipping companies now have their own organisation and thus contract directly. However, in other parts of the world and in the bulk transportation business, the shipbroker remains an important point of contact for SMIT.

COMPETITORS

Virtually every single major port allows open competition. Few ports where SMIT and its associated companies are active have concession systems. In almost all cases, the most important competitors at SMIT's locations are local companies. There are three large international market players besides SMIT:

- Adsteam Marine, with its basis in Australia and also substantial activities in the United Kingdom and the Pacific.
- PSA Marine, which is active in Singapore and Southeast Asia.
- SvitzerWijsmuller, with activities in Amsterdam, the UK and Scandinavia.

SMIT and these players are the market leaders in the field of harbour towage services.

MARKET

This Division's results are vulnerable to global economic developments. For example, an increase or decline in trade volumes may cause the number of shipping movements to rise or fall. Local and sector developments also affect the results, while periods of strong winds may lead to a temporary increase in the demand for tugs to assist vessels. A well-considered geographic spread and a sensible selection of the type of ports in which SMIT operates (no monoculture) serve to partially eliminate the vulnerability to these developments. SMIT's use of a number of different types of vessels also plays a role. All of this helps SMIT to achieve a stable result.

To be successful in these activities, players must provide a low-cost, high-quality product. Efficiency and a critical scale of operations are prerequisites for success in this mature market. To a large extent, the equipment has already been standardised. This standardisation will be carried further in the future, particularly during fleet renewals. Such fleet renewals also provide an opportunity to further raise the bollard pull of the tugs. The providers and consumers of harbour towage services on this market are expected to consolidate further. Although the market is not a growth market, SMIT will, where possible, expand its activities to other ports. This can be realised either by taking over smaller operators or by winning concessions. SMIT will also attempt to obtain market shares in ports with outdated and inefficient harbour towage fleets, by deploying strong modern vessels. SMIT aims this planned growth primarily at the strategic intersections in the shipping routes. In light of the market's characteristics, as outlined above, SMIT will not buy any turnover.



SMIT CLYD
SMIT CLYDE

SMIT Harbour Towage tug 'Smit Clyde' in the port of Rotterdam.



SMIT TERMINALS

TYPE OF WORK

The concept for this Division is to offer a comprehensive package for maritime management of onshore and offshore terminals owned by third parties. SMIT's activities do not include designing, producing, financing or managing and operating terminals.
As is the case with Harbour Towage, the essence of the Terminals Division's services is assisting incoming and departing seagoing vessels (chiefly tankers). In addition, the comprehensive service package may also include the following auxiliary activities:

- Diving activities.
- Line handling for tying up and untying vessels.
- Piloting services.
- Underwater inspection and maintenance of the installation.
- Coupling and uncoupling of terminal connections.
- Fire fighting.
- Escort service.
- Transport of crews and/or goods to and from the shore.

If the customers so wishes, SMIT also provides assistance in the operational marine management of terminals. The education and training of local employees (localisation programme) is often an integral component of these activities.



• Operational location ○ Sales office • Both

LOCATIONS

Most of the terminals are related to the energy sector. The offshore terminals are virtually all production and storage installations for crude oil, oil products and gas (LNG). These terminals are often located in remote areas without any significant infrastructure nearby. The terminal's operator therefore generally wishes to take out long-term contracts to ensure the availability of the necessary services.

◄ *SMIT Terminals assisting a tanker in Port Gentil, Gabon.*

The onshore terminals are mostly refineries and storage and transhipment businesses for liquefied bulk freight. Container terminals and dry bulk cargo-handling terminals often also obtain the services they need in this way.

SMIT currently has twenty terminal contracts. SMIT and its subsidiaries are active along the west coast of Africa (Angola, Gabon, Ghana, Cameroon and Nigeria), East Africa (Sudan), South Africa (Durban and Mossel Bay), Southeast Asia (Brunei), the Caribbean (Bahamas and Bonaire), Egypt, Eastern Europe (Lithuania and the Black Sea), the Middle East (Yemen), and Russia (DeKastri, near to Sakhalin).

CUSTOMERS

Whereas the Harbour Towage Division's customers are mostly shipping companies and vessels, the customers of the Terminals Division are the terminals' operators. In most cases, these are national or international oil companies (the oil majors) or joint ventures of these companies with local parties. The remote locations, specialised equipment and the required continuity of the complex services provided are all reasons why the contracts are usually long-term (5 to 15 years). Most contracts are denominated in US dollars. Customers in this segment demand high-quality services. Safety, health, environmental care and quality (SHE-Q) are also very important to them.

Servicing offshore terminals, in particular, is of great strategic importance to SMIT, because of the added value created by the integration a variety of additional services with SMIT's specialist nautical know-how and equipment.

Most of the customers have similar business philosophies and more or less the same requirements for the locations where they are based. This section of the Division is managed centrally in order to guarantee global uniformity and consistency of systems and procedures (both for quotations and actual operations).

COMPETITORS

The greatest competition on the market for onshore terminals comes from Adsteam Marine (Australia). In addition, PSA Marine (Singapore) is building up a market share. Local players are active in this market segment too.

On the market for offshore terminals, Lamnalco (based in the Middle East), Bourbon (France) and SvitzerWijsmuller (Denmark) are the principal competitors.

MARKET

SMIT's market share in the important market for terminals is currently around 20%. The growth of the terminals market depends chiefly on the oil companies' exploration activities, which in turn depend on the oil prices and the economic climate. For the next few years, the global power supply and the supply of raw materials to the chemical industry will continue to be based on mineral oils and gases. In light of the current conditions, the number of LNG terminals is expected to continue to rise during the coming years.

New 3110 ASD tug 'Smit Diare' assists a NLNG tanker at the Bonny Island terminal, Nigeria.


L N G



'Taklift 1' and 'Smit Cyclone' removed the legs of oil platform 'Ocean Warwick' in the Gulf of Mexico. SMIT already salvaged the platform after it had broken loose of its legs during hurricane Katrina in 2005.

SMIT SALVAGE

TYPE OF WORK

The activities of the Salvage Division can be broken down into two main categories: salvage (emergency response) and wreck removal. In addition, the Division is often involved in consultancy activities.

SALVAGE

Salvage involves assisting vessels that are in danger. These are vessels that have become uncontrollable due to engine or steering equipment failure (often in bad weather), vessels at risk of running aground on coastlines or in shallows, and vessels that have had an accident (collision, fire or leakage). In many cases, one or more tugs will be deployed, while depending on the type of problem salvage equipment might also be needed, such as firefighting equipment, diving equipment, pumps, etc. What is most important, however, is the immediate deployment of highly qualified salvage workers with a wide range of skills, a great deal of experience and the ability to improvise solutions.

WRECK REMOVAL

This segment raises sunken vessels. Most of the vessels that are to be removed have no or very little residual value, and often even represent a negative value. Accordingly, wreck removal is almost always carried out because the wreck is hindering traffic or is endangering the environment. More and more often, freight or fuel oil is removed from shipwrecks that do not need to be raised, in order to prevent environmental pollution. These projects generally utilise high-grade technology.

LOCATIONS

SMIT Salvage operates around the world. As such, the Salvage Division maintains organisations at four strategic locations: Cape Town, Houston, Rotterdam and Singapore. These locations are all close to busy or hazardous shipping lanes, are evenly distributed



• Operational location ○ Sales office • Both

across the globe and possess a high-quality logistical infrastructure. From these locations, SMIT is able to quickly mobilise personnel and salvage equipment and dispatch them to a vessel in distress. The salvage locations have commercial and operational salvage staff, and warehouses containing salvage equipment, such as diving equipment, generators, wires, chains, welding equipment, pumps, hoses and cutting cables.

CUSTOMERS

SALVAGE

The customers are the shipping companies and their hull insurers and liability insurers (Protection & Indemnity Associations: mutual insurance companies of shipowners or "P&I Clubs").

Traditionally, contracts for assistance are concluded using the so-called Lloyd's Open Form (LOF) on the basis of the "no cure, no pay" principle. The fee payable by the shipowner is determined at the end of the project, based on, among other things, the value salvaged (cargo and vessel). LOF contracts on a "no cure, no pay" basis mean that the salvors will not undertake any highly costly activities if the possibilities of success are small. However, there is a very real possibility that insufficient aid will be provided if the salvors do not expect enough success, which increases the risk of substantial damage, particularly to the environment. That is why, to ensure that the salvors nevertheless have a degree of certainty about their remuneration, an addendum has been added to the LOF, pursuant to which salvors may in any case rely on a minimum daily rental fee (SCOPIC) for equipment and crew deployed.

WRECK REMOVAL

The customers for wreck removal services are government institutions and P&I Clubs. Contracts are generally based on public tenders, often based on lump-sum payment. This gives rise to substantial risks if SMIT-owned equipment cannot be used and equipment has therefore to be rented from third parties. This makes high-quality project management of critical importance in such cases.

COMPETITORS

At the local level, there are many small companies that occasionally carry out salvage work (particularly emergency response). In addition, equipment owned by these companies is often hired by SMIT and the other major salvage companies for salvage operations. The local salvage equipment is then combined with the specialised know-how of our experienced salvors.

There are only a few companies that service both the salvage and the wreck removal markets. Danish-Dutch company SvitzerWijsmuller, Titan Industries of the United States and Tsavliris of Greece are SMIT's competitors, whereby one company concentrates more on salvage and the other more on wreck removal.

MARKET

SMIT's average market share on the global salvage market, measured over a number of years, is 25-35%, based in part on the number of LOF contracts registered by Lloyd's of London.

The shipping industry appears to be becoming ever safer, as a result of improved training, better navigational equipment, more modern waterway convoy systems and stricter certification requirements. This has reduced the number of "simple" accidents. However, the shipping industry is also becoming increasingly complex. Container vessels are becoming bigger and bigger, and are transporting a wide range of products, including dangerous cargoes and substances that are harmful to the environment. The volumes of crude oil, chemicals and gases being shipped in bulk in tankers and parcel tankers are still rising. Any accidents that occur are technically more complex and larger in scale than in the past. At the same time, there is a visible trend that damage to the environment is becoming less and less acceptable.

The drop in the number of standard accidents and the greater complexity of accidents is further increasing the volatility of this already unpredictable market. It is expected that the actual value of this market will remain about the same but that the income from each incident will rise. SMIT expects that this will cause the salvage market to break down into two separate segments: on the one hand a segment for large numbers of small and relatively simple salvage incidents, and on the other a segment for major and more complex situations, which only the large specialist firms will be capable of tackling. SMIT aims to continue to play a role in local markets and will continue to serve them from its four strategic locations.

SMIT recognises the unpredictable nature of this market and accordingly has refrained from investing in vessels and other costly equipment for this Division. Instead, it hires what it needs from the other Divisions (in particular from the Transport & Heavy Lift Division) or from third parties. As such, the capital invested in this Division is relatively minor, and is limited to four warehouses containing salvage equipment at four strategic locations around the world. This reduces the downward risk and creates major upward potential. However, the Division does invest in Research & Development, in particular for environmental protection activities.

SMIT expects that the importance of environmental protection activities will only increase in the future, and hopes to remain the market leader in the highest segment. For this reason, we are increasing our specialist expertise and experience in the field of removing fuel oil and dangerous cargoes from sunken vessels. SMIT believes that it can distinguish itself from the competition by offering a very wide range of expertise and experience, combined with specialist equipment.

Another vital factor for further reinforcing our leading position is recording and sharing know-how and experience.



Bulk carrier 'Ocean Seraya' ran aground on the rocks and subsequently broke in two, off Karwar, India. SMIT removed all bunker oil and pollutants from the wreck using the hot-tap system.



SMIT TRANSPORT & HEAVY LIFT

TYPE OF WORK

The Transport & Heavy Lift Division covers two chief market sectors: Transport and Heavy Lift. In addition, this Division's Maritime Projects sector also assists in projects involving the people and equipment of this Division in particular, but other Divisions as well. Because the separate activities are relatively minor and together create synergy benefits, they have been combined into a single Division.

TRANSPORT

This sector has a number of smaller and larger vessels, which have been leased out for extended contract periods, mainly to the oil industry. In this connection, investments have been made during the past two years in a fleet of ten large anchor handling supply vessels, which have almost all been leased out under long-term contracts. If the market permits, this chartering activity will be developed further.

The sector's other main activity is operating seagoing equipment to transport goods, with the focus on heavy and non-standard cargoes. Some of the equipment is not self-propelled and consists of barges (including some submersibles) for the transportation of fuel storage tanks, timber and bulk goods, and offshore installation barges. Pusher tugs and other tugs, most of which are SMIT-owned, are used for transport. Last year, SMIT invested in three smaller, multifunctional anchor handling supply vessels based on a standard concept. This fleet will be expanded, if the market permits. This Division's self-propelled vessels vary in type and size, and without exception can be deployed for multiple purposes.

HEAVY LIFT

SMIT Heavy Lift primarily provides specialist heavy lift activities around the world, using floating sheerlegs. Most situations call for specialist engineering, which SMIT also offers. Most of the sheerlegs have their own means of propulsion. As a rule, work can only be carried out in calm waters. This means that seasonal conditions may restrict work areas and deployability periods. The sheerlegs have a hoisting capacity of between 800 and 3200 tonnes. In the Far East, SMIT contributed the sheerlegs equipment to Asian Lift, its joint venture with Keppel Fels.

◂ *'Smit Kamara', equipped with an Offshore Access System (OAS), operates in the North Sea, functioning as a floating base for platform mainenance crews.*

MARITIME PROJECTS

This sector combines the various activities, equipment and expertise and experience that this Division possesses with the other expertise available within SMIT. This work also requires a wide range of specialist engineering skills. The projects are mainly linked to the oil and gas industry and civil engineering and contracting. SMIT works on those projects that permit deployment of its own equipment, in order to ensure that the risk remains manageable and to optimise the utilisation of all Divisions' equipment.


• Operational location ∘ Sales office • Both

LOCATIONS

TRANSPORT

The activities are organised locally, but are mostly carried out on a regional basis. SMIT has locations in Cape Town, Rotterdam, Singapore and Vancouver.

HEAVY LIFT

This sector also manages its regional lift activities from a particular location: Southeast Asia is managed from Singapore, and the rest of the world is managed from Rotterdam. Most large-scale sheerlegs are deployed all over the world from Rotterdam and Brazil.

MARITIME PROJECTS

These activities are organised from Rotterdam and Singapore. The projects are carried out all over the world.

CUSTOMERS

GENERAL

Many of the services are provided to other Divisions, particularly the Salvage Division.

TRANSPORT

The customers in this market are very diverse in nature, ranging from energy-related and civil engineering/contracting companies to the port companies and logistical companies.

HEAVY LIFT

The customers in this market are chiefly the construction companies for offshore and civil-engineering projects, shipyards and the port companies.

MARITIME PROJECTS

The customers for these activities are offshore and civil construction and contracting companies, as well as oil companies.



In a dual lift with 'Matador 3', 'Taklift 7' installed two 1200 tonnes deck sections for a road bridge over the Seine at Rouen, France.

COMPETITORS

TRANSPORT

This sector has a large number of local competitors, each with its own specific area of expertise. SMIT plays a leading role in the regions in which it is active.

HEAVY LIFT

The heavy lift segment using sheerlegs does not have any global competition. Competitors come from other segments, such as the offshore industry (Heerema and McDermott) using vessels with heavy rotating cranes. The onshore competitors use mobile cranes (e.g. Mammoet). Offshore cranes are considerably more expensive than SMIT's sheerlegs, but can carry on working longer at sea in unfavourable conditions. Onshore cranes are cheaper than sheer-



legs, but have limited uses. Considering the high initial capital expenditure required, it is not expected that any new parties will join this market in the near future.

MARITIME PROJECTS

In order to diminish its risks, SMIT concentrates on smaller projects or operates as a subcontractor. The major offshore construction companies are more often clients than competitors. The real competitors are regionally active companies.

MARKET

TRANSPORT

Except for chartering, the transport market is a spot market, on which single services (rental) are often provided. The main factor in competition is the price. For the largest barges, however, the emphasis is on engineering skills, while for the pusher tugs and other tugs the emphasis is on the skill of the crew. Operating competitively calls for a high capacity utilisation at the minimum of costs. In connection with the average age of its equipment, SMIT has initiated a phased fleet renewal programme. Partly on this basis, SMIT will grow more into the top segment of this market. The expectation is that this market will continue to grow autonomously in selected submarkets. The focus for the larger anchor handling supply vessels is on long-term contracts for the energy market.

HEAVY LIFT

The heavy lift market is a cyclical market, depending primarily on the civil construction market and the energy market. Wreck removal is also an important internal market.

MARITIME PROJECTS

SMIT is able to distinguish itself from its competitors by offering the necessary specialist operational and engineering expertise. SMIT has the additional competitive advantage of being able to combine a number of its activities in this market to offer its customers an integrated package of services. The high cost of investment in equipment means that no further growth is expected, although there may be modest organic growth.



SMIT Marine Projects installed a new CALM buoy for the Butinga oil terminal off Klaipeda, Lithuania.

SHAREHOLDERS' PAGE

THE SMIT INTERNATIONALE N.V. SHARE

The Smit Internationale N.V. share is listed on the Euronext Amsterdam stock exchange. The company's authorised capital is EUR 138.0 million.

At the Extraordinary General Meeting of Shareholders on 26 October 2006, the shareholders approved a proposal for a 2:1 split. As a consequence, the authorised capital now comprises 24.0 million ordinary shares, 28.8 million cumulative preference shares and 7.2 million cumulative preference financing shares. All shares have a par value of EUR 2.30.

The issued capital consists of 15,421,668 ordinary shares. All issued shares are fully paid up. At year-end 2006, the company did not hold any shares in its own capital.

As at 1 February 2007, the following shareholders had reported their capital interests to the Netherlands Authority for the Financial Market pursuant to the Act on Disclosure of Major Holdings in Listed Companies ("Wet Melding Zeggenschap in ter beurze genoteerde vennootschappen"):

Delta Deelnemingen Fonds N.V.	14.91%
JP Morgan Chase & Co	10.11%
ING Groep N.V.	8.28%
Aviva plc	7.92%
WAM Acquisitions GP, Inc.	6.40%
Janivo Beleggingen B.V.	5.37%

MOVEMENTS IN THE LISTING DURING 2006



Price (EUR)
Number of shares traded x 1,000
Smit
AScX
AMX
Volume
January 06
February 06
April 06
March 06
May 06
June 06
July 06
August 06
September 06
October 06
November 06
December 06

Share price developments during 2006*

Year-end 2004	EUR 16.00
Lowest closing price during 2005	EUR 16.11
Highest closing price during 2005	EUR 29.00
Year-end 2005	EUR 27.60
Lowest closing price during 2006	EUR 26.52
Highest closing price during 2006	EUR 41.00
Year-end 2006	EUR 40.85

** Share prices have been adjusted to reflect the 26 October 2006 share split.*



SMIT OZOURI

DIVIDEND

A cash dividend of EUR 2.25 per share (2005: EUR 1.25 corrected for share split) is proposed, in line with SMIT's dividend policy. The dividend can be taken up in cash or in shares. The value of the dividend in shares will be no greater than 2.25% higher than the dividend in cash.

PUBLICATION DATES

9 May 2007	Annual General Meeting of Shareholders
11 May 2007	First ex-dividend price listing
21 May 2007	Dividend made payable
16 August 2007	Publication of 2007 half-year results
6 March 2008	Publication of 2007 annual results
7 May 2008	Annual General Meeting of Shareholders

This annual report will be discussed at the Annual General Meeting of Shareholders on 9 May 2007 at 2.30 p.m., which will be held at Smit Internationale N.V.'s head office at Waalhaven OZ 85, 3087 BM in Rotterdam, the Netherlands.

For further information, please contact:
Ben Vree, Chairman of the Executive Board
Tel: +31 (0)10-4549911
Fax: +31 (0)10-4549298
E-mail: b.vree@smit.com

CORPORATE GOVERNANCE

INTRODUCTION

Proper corporate governance is an important concept for SMIT. SMIT feels that it is important that the Dutch Corporate Governance Code ("the Code") be properly embedded within the company's rules and regulations. The chapter on corporate governance is available on the company's website and summarises our corporate governance policy and the relevant regulations and documents, in accordance with the Code.

SMIT applies all provisions from the Code, with three exceptions:

- Contractual arrangements with directors under the Company's Articles of Association dating from before the Code entered into force remain in place. Obviously, new appointments will be effected in accordance with the Code (best practice provision II.1.1, II.2.7).
- In view of the transparent remuneration structure, no remuneration report has been compiled (best practice provision II.2.9).
- Shareholders are not offered any possibilities for following presentations to analysts or investors by webcasting or similar methods (best practice provision IV.3.1).

During the current year, we will investigate what presentations are suitable for public access by way of webcasting.

The corporate governance policy was discussed and approved by the Annual General Meeting of Shareholders held in 2006.

SUPERVISORY BOARD

The Supervisory Board's principal tasks are supervising the Executive Board's policies, monitoring the company's general state of affairs and advising the Executive Board. The members of the Supervisory Board are guided by SMIT's corporate interests in carrying out these duties.

The Supervisory Board consists of four members, all of whom are independent from the company. The members of the Supervisory Board do not offer any paid advisory services to the company beyond their work as members of the Supervisory Board. The remuneration of the Supervisory Board is not linked to the company's profits. The remuneration was most recently approved by the Annual General Meeting of Shareholders on 10 May 2006.

As required under the system for two-tier companies, the members of the Supervisory Board are appointed and re-appointed by the Annual General Meeting of Shareholders, based on nominations put forward by the Supervisory Board. The Central Works Council has a reinforced right to recommend one member to the Supervisory Board.

The Supervisory Board is subject to the Regulations on Insider Trading, which include rules concerning possession of and transactions in securities in the company by the members of the Supervisory Board. In light of the recommendations set out in the Code, an Addendum for members of Supervisory Boards and Executive Boards has been added to these Regulations, governing the possession of and transactions in securities of other entities than SMIT.



'Taklift 1' during the recovery of the remaining legs of jack-up platform 'High Island III' in the Gulf of Mexico.

The profile for the composition of the Supervisory Board, the Retirement Schedule and the Supervisory Board Regulations are available on the company's website. The Regulations on Insider Trading and the Addendum to the Regulations on Insider Trading are also available there.

The Supervisory Board is assisted by the Company Secretary. The Company Secretary ensures that the correct procedures are followed and that any actions undertaken are in accordance with the statutory obligations and with those obligations laid down in the Articles of Association.

EXECUTIVE BOARD

The Executive Board is responsible for managing the company. The company's strategy and objectives, which are submitted to the Supervisory Board for approval, are set down in the annual report. The strategy is explained twice every year, at the presentations of the half-year results and the annual results. These presentations have been published on the company's website.

SMIT's Executive Board currently comprises two members. The Chief Executive Officer is the company's only director under the Articles of Association, and Chairman of the Executive Board. The Chief Financial Officer is the other member of the Executive Board.

The Supervisory Board appoints and dismisses the members of the Executive Board, proposes their remuneration, based on the company's remuneration policy as adopted by the Annual General Meeting of Shareholders, and lays down the conditions for appointments to the Executive Board.

REMUNERATION POLICY

Mr B. Vree was appointed on 11 November 2000 for an indefinite period. His employment contract does not stipulate any arrangements for compensation in the event of involuntary dismissal or the continuation of pension right accrual in such an event.

His remuneration consists of a non-variable component and a profit-linked component, as explained on page 56 of the Annual Accounts. The profit-linked remuneration consists of a per mille of SMIT's operating profits, net of a deductible based on a theoretical equity payment for the company's shareholders. There are no applicable share or option schemes.

The pension rights of the members of the Executive Board are insured with the SMIT Pension Fund, based on the standard conditions (basis: conditional indexed average salary). There is also a supplementary scheme (basis: defined contribution).

The other employment conditions are based on market standards, and include an appropriate allowance for representation expenses, a company car and the use of a telephone. Director's liability insurance is also provided. The members of the Executive Board are not granted any loans, advances or guarantees. In accordance with the Dutch Corporate Governance Code, the company has a restrictive policy with regard to positions outside the company. The members of the Executive Board require the explicit approval of the Supervisory Board before they may accept any other positions. Income from membership of Supervisory Boards may be retained.

CODE OF CONDUCT AND CODE FOR PERCEIVED IRREGULARITIES

SMIT demands that all its companies, their management and their staff conduct themselves in an ethical manner at all times, and observe the standards and rules laid down in the "General Company Principles and Code of Conduct". There is also a complaints procedure for dealing with perceived irregularities. Both sets of regulations have been published on the website.

RISK MANAGEMENT

The proper functioning of the company's internal risk management and control systems is a continual area of attention for the Executive Board, and a topic of the meetings between the Executive Board and the Supervisory Board. For further details, please refer to page 19-23 of the annual report. The code for internal risk management and control systems has been assessed and confirmed. The Code of Conduct can be found on SMIT's website.

THE SMIT INTERNATIONALE N.V. SHARE

Smit Internationale N.V. is a public limited liability company incorporated under the laws of the Netherlands. The Smit Internationale N.V. share has been listed on the Euronext Amsterdam stock exchange and its predecessors since 1977.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting of Shareholders is convened at least once every year. The company's shareholders are entitled to attend, speak at and vote at the Annual General Meeting of Shareholders. Each share entitles the relevant party to cast a single vote. Shareholders' rights to assemble may be exercised by a person authorised in writing. The power of attorney permitting the exercising of the rights to assemble must be filed with the Executive Board at the latest on the day stated in the notice convening a meeting.

The principal areas in which the Annual General Meeting of Shareholders has authority are the following:

- Determining the remuneration policy of the Executive Board.
- Appointing the members of the Supervisory Board and dismissing the entire membership of the Supervisory Board.
- Determining the remuneration of the Supervisory Board.
- Adopting the company's Annual Accounts.
- Determining the dividend to be paid.
- Approving management decisions concerning important changes to the company, including acquisitions, partnerships and disposals.
- Discharging the Executive Board for its management activities.
- Discharging the Supervisory Board for its supervisory activities.
- Placing items on the agenda of the Annual General Meeting of Shareholders.
- Appointing the external auditor charged with the task of auditing the company's Annual Accounts.

- Resolving to issue shares or authorising the Executive Board to issue shares, subject to the Supervisory Board's prior approval.
- Deciding to exclude or limit preferential subscription rights or to authorise the Executive Board to exclude or limit preferential subscription rights subject to the prior approval of the Supervisory Board.
- Authorising the Executive Board to buy back own shares in the company subject to the prior approval of the Supervisory Board.
- Resolving that the company's capital be reduced, if proposed by the Executive Board and also approved by the Supervisory Board.
- Resolving to amend the Articles of Association or dissolve the company.
- Resolving to effect statutory mergers and statutory demergers of the company.

PROVISION OF INFORMATION

SMIT maintains open and transparent communications with its capital providers and the financial community, by regularly communicating with analysts, investors and the financial media. Furthermore, the communication and contacts are evaluated on a regular basis. Once published, the presentation reports that SMIT hands out to analysts and (institutional) investors and at press conferences can be accessed on the website.

FINANCIAL REPORTS, ANNUAL ACCOUNTS, PROFIT APPROPRIATION AND THE ROLE OF THE AUDITOR

The way in which financial announcements are compiled and the supervision on that compilation are described in internal regulations, which define the responsibilities and working methods of the persons involved, the Executive Board, the Supervisory Board and the company's external auditor. The procedures are evaluated on a regular basis and adapted where necessary. The company's Annual Accounts are compiled by the Executive Board and signed by the Executive Board and the Supervisory Board. The Annual Accounts are adopted by the Annual General Meeting of Shareholders. The external auditor attends the Supervisory Board meeting at which the Annual Accounts are discussed and the meeting preceding the publication of the half-year figures.

The policy on reserves and dividends is dealt with and accounted for as a separate agenda item at the Annual General Meeting of Shareholders. One of SMIT's primary objectives is to create shareholder value, both by realising growth and by distributing dividends to shareholders. SMIT's reserves policy is aimed at realising and maintaining the financial balance sheet ratios needed to achieve the company's growth targets. At the same time, SMIT advocates stable distribution of profits to its capital providers. These principles generally result in approximately 50% of the profits being added to the reserves. The dividend is distributed in a form that suits the company's financial structure and as far as possible the interests of the shareholders.

The external auditor is appointed by the Annual General Meeting of Shareholders after a recommendation by the Supervisory Board. The appointment of the external auditor is discussed every year. Once every four years, the external auditor's performance is the subject of an in-depth review by the Supervisory Board and the Executive Board. The Executive Board reports to the Supervisory Board on any changes in the relationship with the external auditor, or in the external auditor's independence from the company. In line with the applicable professional rules, the external auditor will report to the Executive Board and the Supervisory Board about his or her independence vis-à-vis SMIT.

The company's external auditor also attends the Annual General Meeting of Shareholders. This presents an opportunity for asking the external auditor questions concerning the opinion on the true and fair picture presented by the Annual Accounts.

ANTI-TAKEOVER MEASURES

SMIT has the right to issue cumulative preference shares. The Smit Internationale Preference Share Foundation has an option to the cumulative preference shares, in order to protect SMIT's interests in certain circumstances. The Foundation is authorised to exercise that option as part of its objectives as defined in its Articles if it feels that any party is in the process of acquiring a degree of control over Smit Internationale N.V. that is deemed undesirable. Exercising the option makes it possible to come to a well-considered opinion in the event of an acquisition of control or a takeover bid.

CONSEQUENCES OF A PUBLIC OFFER ON MATERIAL AGREEMENTS

Supplementary to information stated elsewhere in the annual report as referred to in Article 1 of the order in council regarding Article 10 of the European Takeover Directive, we provide the below details concerning the consequences of a public offer on material agreements.

In four joint ventures of SMIT, so-called "change of control" clauses have been inserted into the shareholders' agreements. These clauses offer the other joint venture partners the opportunity to terminate the shareholders' agreement under certain conditions if a change of control arises.

REPORT OF THE SMIT INTERNATIONALE PREFERENCE SHARES FOUNDATION

The purpose of the Smit Internationale Preference Shares Foundation ("Stichting Preferente Aandelen Smit Internationale"), with its registered office in Rotterdam, is to promote the interests of Smit Internationale N.V. and its Group companies, as well as the interests of those companies maintained by the company and its Group companies. This is achieved in such a manner as to protect the interests of:

- the company, its Group companies, the businesses conducted and the interests of all parties involved in those companies and businesses;
- the independence, continuity and identity of the company, its Group companies and the businesses conducted.

As at the balance sheet date, no cumulative preference shares in Smit Internationale N.V. had been issued. Smit Internationale N.V. and the Smit Internationale Preference Shares Foundation concluded an option agreement with regard to the cumulative preference shares on 25 September 1997, under which the Foundation agreed in respect of Smit Internationale N.V. to limit the exercise of the option to a number of cumulative preference shares equal to the number of ordinary shares issued when the option is exercised.

The Board of the Foundation met twice with the company's Executive Board during the year under review in order to inquire into the 2006 annual figures and the state of affairs at the company. In addition, a delegation from the Foundation's Board attended the Annual General Meeting of Shareholders of Smit Internationale N.V. in 2006.

All members of the Foundation's Board are independent from Smit Internationale N.V. Appointments to the Foundation's Board do not require the approval of the company's Executive Board or Supervisory Board.

The members of the Board are:

J. de Vroe, Chairman
R.A.F. van de Kamp
J.C.M. Hovers
D. de Waard
R.P. Voogd

Rotterdam, 9 March 2007
The Board of "Stichting Preferente Aandelen Smit Internationale"

DECLARATION OF INDEPENDENCE

The Executive Board of Smit Internationale N.V. and the Board of "Stichting Preferente Aandelen Smit Internationale" hereby declare that, in their joint opinion, the independence requirements set out in Annex X to A-2.7 of the Euronext Rulebook, Book II are met for the members of Smit Internationale Preference Shares Foundation's Board.

Rotterdam, 9 March 2007
The Executive Board of Smit Internationale N.V.
The board of "Stichting Preferente Aandelen Smit Internationale"



Visitors of SMIT's stand at the World Port Days 2006 enjoy one of the many spectacular demonstrations during this Rotterdam festival.


ZTUG

'Smit Amandla' transported heavy transport vessel 'Gavea Lifter' from Cape Town to Saldanha Bay.


GAYEA LIFTER

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2006

(in EUR 1,000)

	Note		2006		2005
Revenue	(1)		470,294		381,638
Other operating income	(2)		4,698		5,844
Third party costs and services	(3)	-250,948		-201,914	
Wages, salaries and social security charges	(4)	-121,001		-117,107	
Depreciation of tangible fixed assets	(5)	-25,719		-26,194	
Total operating charges			-397,668		-345,215
Operating profit before financing costs			77,324		42,267
Financial income		2,811		755	
Financial expenses		-6,460		-5,312	
Net financing costs	(6)		-3,649		-4,557
Operating profit after financing costs and before taxation			73,675		37,710
Income tax expense	(7)		-21,079		-11,326
Share in results of associates and joint ventures	(9)		22,699		12,076
Profit for the period			75,295		38,460
Attributable to:					
Equity holders of the parent			74,969		38,280
Minority interest			326		180
Profit for the period			75,295		38,460
Basic earnings per share	(21)	EUR	4.86	EUR	2.49*
Diluted earnings per share	(21)	EUR	4.86	EUR	2.49*

* Adjusted for comparison purposes due to share split in 2006.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE FOR THE YEAR ENDED DECEMBER 31, 2006

(in EUR 1,000)

		2006		2005
Foreign exchange translation differences	-16,503		20,557	
Effective portion of changes in fair value of cash flow hedges	2,009		-659	
Net loss recognised directly in equity	-14,494		19,898	
Profit for the period	75,295		38,460	
Total recognised income and expense for the period		60,801		58,358
Attributable to:				
Equity holders of the parent		60,559		58,178
Minority interest		242		180
Total recognised income and expense for the period		60,801		58,358

Ahts vessel 'Smit Langkawi' was named on 29 December 2006 at the quayside of the SMIT office in Singapore. The official ceremony was performed by six female SMIT employees.


IMO 937
SMIT LANGKAWI

CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31, 2006

(in EUR 1,000)

	Note	31 december 2006		31 december 2005	
Non-current assets					
Tangible fixed assets	(8)	257,717		237,877	
Investment in associates and joint ventures	(9)	78,014		59,107	
Receivables	(10)	8,398		6,354	
Employee benefits	(19)	438		217	
Deferred tax assets	(11)	4,033		4,956	
			348,600		308,511
Current assets					
Inventories	(12)	4,961		5,474	
Work in progress		8,044		4,290	
Income tax receivable		16,017		17,596	
Trade and other receivables	(13)	155,317		129,649	
Cash and cash equivalents	(14)	48,134		55,891	
		232,473		212,900	
Current liabilities					
Bank overdraft	(14)	5,533		-	
Interest-bearing loans and borrowings	(15)	29,378		38,218	
Income tax payable		19,613		14,461	
Trade and other payables	(16)	128,920		123,062	
Provisions	(20)	7,010		8,264	
		190,454		184,005	
Net current assets			42,019		28,895
Total assets less current liabilities			390,619		337,406
Less: Subordinated loans	(17)	3,687		5,162	
Interest-bearing loans and borrowings	(18)	69,959		59,754	
Employee benefits	(19)	242		819	
Deferred tax liabilities	(11)	19,868		21,645	
Provisions	(20)	7,683		1,497	
Total non-current liabilities			101,439		88,877
Equity			289,180		248,529
Equity specified as follows:					
Issued capital		35,470		35,470	
Share premium		23,568		23,568	
Reserves		154,631		150,431	
Retained earnings		74,969		38,280	
Total equity attributable to equity holders of the parent					
Minority interest		288,638		247,749	
		542		780	
Total equity	(21)		289,180		248,529

CONSOLIDATED STATEMENT OF CASH FLOWS - INDIRECT METHOD

(in EUR 1,000)

		2006		2005
Profit for the period	75,295		38,460	
Adjustment to reconcile result after taxation to net cash generated by operational activities:				
Profit on sale of tangible fixed assets	-4,689		-5,152	
Depreciation	25,719		26,194	
Movements in provisions	4,932		2,174	
Interest income	-2,811		-754	
Interest expense	6,460		5,311	
Share in the results of associates and joint ventures	-22,699		-12,076	
Dividends received from associates and joint ventures	12,892		392	
Income tax expense	21,079		11,326	
Movements in working capital, excluding cash and cash equivalents	-25,774		2,494	
Cash generated from the operations	*90,404*		*68,369*	
Interest paid	-2,983		-4,341	
Tax paid	-14,347		-4,309	
Cash flows from operating activities		73,074		59,719
Investment in tangible fixed assets	-113,277		-68,303	
Proceeds from disposals of tangible fixed assets	59,679		9,589	
Other movements in non-current assets	-14,875		-254	
Acquisition of associates and joint ventures	9,949		-	
Proceeds from sale of associates and joint ventures	-9,834		4,455	
Cash flows from investing activities		-68,358		-54,513
Share options exercised	-		1,717	
Dividends paid	-19,670		-15,354	
Proceeds from the issue of interest-bearing loans and borrowings	53,548		55,042	
Repayments of interest-bearing loans and borrowings	-50,524		-22,636	
Cash flows from financing activities		-16,646		18,769
Increase in cash and cash equivalents		-11,930		23,975
Cash and cash equivalents at beginning of year		55,891		32,229
Effect of exchange rate fluctuations on cash held		-1,360		-313
Cash and cash equivalents at end of year		42,601		55,891



SIGNIFICANT ACCOUNTING POLICIES

Smit Internationale N.V. (referred to below as the "Company") is a company domiciled in The Netherlands with its registered office in Rotterdam. The Smit Internationale N.V. shares are listed on the Euronext Amsterdam stock exchange. The consolidated financial statements of the Company for the year ended December 31, 2006 comprise the Company and its subsidiaries (together referred to as the "Group").

STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU (hereinafter referred to as "IFRSs"). The financial statements were authorised for issue by the Executive Board on 27 March 2007.

BASIS OF PREPARATION

The financial statements are presented in euros, rounded off to the nearest thousand. They are prepared on the historical cost basis, unless otherwise stated. The accounting principles set out below have been applied consistently to all periods presented in these financial statements. The accounting policies have been applied consistently by Group entities.
The preparation of the financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in the following notes:

- Note 8: Depreciation periods for tangible fixed assets;
- Note 19: Valuation of the liability for defined benefit obligations

BASIS OF CONSOLIDATION

The consolidated accounts include the accounts of Smit Internationale N.V. and its subsidiaries. Subsidiaries are those entities controlled by Smit Internationale N.V. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Where the Group owns less than 100%, the interest of third parties is separately disclosed in the balance sheet.

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group's share of the total recognised gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. Where the Group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations in respect of the associate.
Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement. The consolidated financial statements include the Group's share of the total recognised gains and losses of joint ventures on an equity accounted basis.
Intragroup balances and transactions, and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates and joint ventures are eliminated to the extent of the Group's interest in the entity. Unrealised gains from transactions with associates and joint ventures are eliminated against the investment in the associate or joint venture. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

CONVERSION OF FOREIGN CURRENCIES INTO EUROS

Transactions in foreign currencies are translated into euros at the foreign exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are converted into euros at the applicable rates on the balance sheet date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Assets and liabilities of foreign subsidiaries, associates and joint ventures are converted into euros at the rates applicable on the balance sheet date. Income and expenses of foreign subsidiaries and results of associates and joint ventures are converted into euros at the average exchange rate during the financial year.

Exchange rates applied in this respect were:

	Ultimo 2006	**Average 2006**	**Ultimo 2005**	**Average 2005**
USD	0.75844	0.79588	0.84495	0.80226
SGD	0.49444	0.50136	0.50761	0.48242
CAD	0.65445	0.70400	0.72860	0.66466
GBP	1.48920	1.46578	1.45455	1.45999
ZAR	0.10851	0.11836	0.13346	0.12713

Exchange differences resulting from normal business operations are included in the operating profit. Exchange differences arising from the translation of net investments, including long-term intercompany loans, in foreign subsidiaries, associates and joint ventures are transferred directly to the translation reserve, having due regard for the tax effect. Exchange differences on non-current liabilities in foreign currencies, entered into in order to hedge the net investments in foreign subsidiaries, associates and joint ventures, are also directly transferred to the translation reserve. On disposal or liquidation of a foreign subsidiary, associate or joint venture, related accumulated exchange differences are released to the income statement.

DERIVATIVE FINANCIAL INSTRUMENTS

The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks. The Group does not hold or issue derivative financial instruments for trading purposes. Derivative financial instruments are stated at fair value, with any resulting gains or losses recognised in profit or loss. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged. The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The fair value of forward exchange contracts is their quoted market price at the balance sheet date, which is the present value of the quoted forward price. In the event that there is no quoted market price available, the fair value is estimated by determining the net present value of the difference between the contractual and current price of the remaining duration based on a risk free interest rate.

CASH FLOW HEDGES

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. If the forecasted transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability. If a hedge of a forecasted transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains and losses that were recognised directly in equity are reclassified into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss (i.e. when interest income or expense is recognised). For cash flow hedges, other than those covered by the preceding two policy statements, the associated cumulative gain or loss is removed from equity and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects profit or loss. The ineffective part of any gain or loss is recognised immediately in the income statement. When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement.

TANGIBLE FIXED ASSETS

Tangible fixed assets are valued at cost less accumulated depreciation and impairment losses from the date of being put into operational service. The depreciation, allowing for an assumed residual value, is calculated over the estimated useful lives assigned to the various categories of assets. Vessels and equipment under construction are included in the balance sheet on the basis of instalments paid, including interest during construction. Where a tangible fixed asset comprises major components that have different useful lives, they are accounted for as separate items.

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as financial leases. Tangible fixed assets acquired by way of a financial lease are stated at an amount equal to the lower of their fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses.

INVENTORIES

Inventories are stated at the lower of cost and net realisable value. The net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. The cost of inventories is based on the first-in-first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition.

WORK IN PROGRESS

Work in progress is stated at cost plus profit recognised to date less a provision for foreseeable losses and less progress billings. Work in progress is recognised based on the stage of completion of the contract at the balance sheet date in accordance with IAS 18. If it is probable that the total contract costs will exceed the total contract revenue, the expected loss is recognised as an expense immediately. If the outcome of a contract cannot be estimated reliably, revenue is recognised only to the extent that it is probable that contract costs will be recovered and contract costs are recognised as an expense in the period in which they are incurred.

RECEIVABLES AND LIABILITIES

Receivables and liabilities are initial recognised at fair value plus respectively minus directly attributable transaction costs. Subsequent to initial recognition receivables are stated at amortized cost minus impairment losses. Subsequent to initial recognition liabilities are stated at amotized cost.
Salvage work that is completed at the balance sheet date, but for which the proceeds are not yet finally determined between parties, is recognised at expected proceeds taking into account the estimation uncertainty.

INTEREST-BEARING LOANS AND BORROWINGS

Interest-bearing loans and borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial



recognition, interest-bearing loans and borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the profit and loss account over the period of the borrowings on an effective interest basis.

IMPAIRMENT

The carrying amounts of the Group's assets, other than inventories and deferred tax, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the profit and loss account.

PROVISIONS

A provision is recognised in the balance sheet when the Group has legal or constructive obligations as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows.

DEFERRED TAXES

Deferred taxes relate to liabilities and receivables arising from temporary differences between the carrying value and the tax base valuation of assets and liabilities and from tax losses carry forward. Deferred taxes are recognised at nominal value.
A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

EMPLOYEE BENEFITS

Obligations to contribute to defined contribution pension plans are recognised as an expense in the income statement as incurred. The net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That future benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is the yield at balance sheet date on AAA credit rated bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

All actuarial gains and losses as at 1 January 2004, the date of transition to IFRSs, were recognised. In respect of actuarial gains and losses that arise subsequent to 1 January 2004 in calculating the Group's obligation in respect of a plan, to the extent that any cumulative unrecognised actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognised in the income statement over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognised.

Where the calculation results in a benefit to the Group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

The Group's net obligation in respect of long-term service benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method and is discounted to its present value and the fair value of any related assets is deducted. The discount rate is the yield at the balance sheet date on AAA credit rated bonds that have maturity dates approximating the terms of the Group's obligations.

REVENUE

Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of the transaction at the balance sheet date. Services mainly relate to chartering of equipment and contracting of personnel. Revenue from the sale of goods (mainly vessels and other equipment) is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from salvage work that is completed at the balance sheet date, but for which the proceeds are not yet finally determined between parties, is recognised at expected proceeds taking into account the estimation uncertainty.

EXPENSES

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease.

NET FINANCING COSTS

Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, interest receivable on funds invested, dividend income, foreign exchange gains and losses, and gains and losses on hedging instruments that are recognised in the income statement.

Interest income is recognised in the income statement as it accrues, using the effective interest method. Dividend income is recognised in the income statement on the date that the entity's right to receive payments is established. The interest expense component of financial lease payments is recognised in the income statement using the effective interest rate method.

INCOME TAX

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly to equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

SEGMENT REPORTING

A segment is a distinguishable component of the Group that is engaged either in providing services (business segment), or in providing services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Immediately before classification as held for sale, the measurement of the assets (and all assets and liabilities in a disposal group) is brought up-to-date in accordance with applicable IFRSs. Then, on initial classification as held for sale, non-current assets and disposal groups are recognised at the lower of carrying amount and fair value less costs to sell.

A discontinued operation is a clearly distinguishable component of the Group's business that is abandoned or terminated pursuant to a single plan, and which represents a separate major line of business or geographical area of operations.



NEW STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended 31 December 2006, and have not been applied in preparing these consolidated financial statements:

- IFRS 7 Financial Instruments: Disclosures and the Amendment to IAS 1 Presentation of Financial Statements: Capital Disclosures require extensive disclosures about the significance of financial instruments for an entity's financial position and performance, and qualitative and quantitative disclosures on the nature and extent of risks. IFRS 7 and amended IAS 1, which become mandatory for the Group's 2007 financial statements, will require extensive additional disclosures with respect to Group's financial instruments and share capital.
- IFRS 8 Operational segments relates to the segment reporting en replaces IAS 14. This standard is not expected to have impact on the segment reporting. Under the condition of the adoption by the EU this standard will become mandatory for the Group's 2009 financial statements.
- IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies addresses the application of IAS 29 when an economy first becomes hyperinflationary and in particular the accounting for deferred tax. IFRIC 7, which becomes mandatory for the Group's 2007 financial statements, is not expected to have any impact on the consolidated financial statements.
- IFRIC 8 Scope of IFRS 2 Share-based Payment addresses the accounting for share-based payment transactions in which some or all of goods or services received cannot be specifically identified. IFRIC 8 will become mandatory for the Group's 2007 financial statements, with retrospective application required. IFRIC 8 is not expected to have any impact on the consolidated financial statements.
- IFRIC 9 Reassessment of Embedded Derivatives requires that a reassessment of whether embedded derivative should be separated from the underlying host contract should be made only when there are changes to the contract. IFRIC 9, which becomes mandatory for the Group's 2007 financial statements, is not expected to have any impact on the consolidated financial statements.
- IFRIC 10 Interim Financial Reporting and Impairment prohibits the reversal of an impairment loss recognised in a previous interim period in respect of goodwill, an investment in an equity instrument or a financial asset carried at cost. IFRIC 10 will become mandatory for the Group's 2007 financial statements, and will apply to goodwill, investments in equity instruments, and financial assets carried at cost prospectively from the date that the Group first applied the measurement criteria of IAS 36 and IAS 39 respectively (i.e., 1 January 2004). The adoption of IFRIC 10 is not expected to have any impact on the consolidated financial statements.
- IFRIC 11 Group and own share transactions. Under the condition of the adoption of this interpretation by the EU this standard will become mandatory for the Group's 2007 financial statements and is not expected to have any impact on the consolidated financial statements.
- IFRIC 12 Service concession agreements addresses the accounting for such contracts in the consolidated financial statements. Under the condition of the adoption of this interpretation by the EU this standard will become mandatory for the Group's 2008 financial statements and is not expected to have any impact on the consolidated financial statements.



A festive keel-laying ceremony marked the first official construction phase of SMIT Amandla Marine's new bunker barge.


SMIT
SMIT NICOBAR

120 tbp 'Smit Nicobar' was delivered in May 2006 and consequently deployed in Sakhalin, Russia.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006

1 SEGMENT REPORTING

Segment reporting is presented in respect of the Group's business and geographical segments. The primary format, business segments, is based on the Group's management and internal reporting structure. The business segments consist of four divisions: Harbour Towage, Terminals, Salvage and Transport & Heavy Lift. Inter-segment pricing is determined on an arm's length basis.

In presenting information on the basis of geographical segments, segment revenues and assets are based on the geographical location of the customer and on the geographical location of the assets respectively. The geographical regions consist of Europe, the Americas, Africa and Australasia. Revenues from third parties concerns services rendered. Other operating income mainly relates to profits realised on the sale of vessels.

SEGMENT REPORTING SPECIFIED BY DIVISION

(in EUR 1 million)

Year 2006	Harbour Towage	Terminals	Salvage	Transport & Heavy Lift	Holding	Eliminations	Group
Revenue from third parties	106.0	92.0	111.0	156.0	5.3	-	470.3
Inter-segment revenue	0.3	1.2	10.7	16.7	20.4	-49.3	-
Other operating income	0.9	0.7	0.1	3.0	-	-	4.7
Total revenue	107.2	93.9	121.8	175.7	25.7	-49.3	475.0
Operating profit	24.2	11.2	18.7	29.0	-5.8	-	77.3
Net financing costs	-1.3	-0.7	-0.1	-1.2	-0.4	0.1	-3.6
Operating profit after financing costs and before taxation	22.9	10.5	18.6	27.8	-6.2	0.1	73.7
Income tax expense	-7.5	-0.4	-5.4	-7.8	0.1	-0.1	-21.1
Share in result of associates and joint ventures	12.9	-	-	9.7	-	0.1	22.7
Profit for the period	28.3	10.1	13.2	29.7	-6.1	0.1	75.3
Segment assets							
Investment in associates	110.8	95.2	105.1	128.0	119.2	-55.2	503.1
and joint ventures	64.6	0.8	-	12.7	-	-0.1	78.0
Total assets	175.4	96.0	105.1	140.7	119.2	-55.3	581.1
Total liabilities	60.8	43.0	99.5	98.0	140.1	-149.5	291.9
Depreciation and amortisation expense	7.5	8.7	0.9	7.2	1.5	-0.1	25.7
Other significant non-cash expenses	-	-	-	-	-	-	-
Capital expenditure	27.0	22.5	1.8	55.2	6.8	-	113.3

SEGMENT REPORTING SPECIFIED BY GEOGRAPHICAL AREA

(in EUR 1 million)

Year 2006	Europe	Africa	Americas	Australasia	Un-allocated	Eliminations	Group
Revenue from third parties	179.6	79.6	149.4	58.4	3.3	-	470.3
Segment assets	285.5	78.3	127.9	143.7	-	-54.3	581.1
Capital expenditure	12.7	9.1	43.2	48.3	-	-	113.3

SEGMENT REPORTING SPECIFIED BY DIVISION

(in EUR 1 million)

Year 2005	Harbour Towage	Terminals	Salvage	Transport & Heavy Lift	Holding	Eliminations	Group
Revenue from third parties	88.6	85.7	84.2	114.8	8.3	-	381.6
Inter-segment revenue	1.0	0.5	7.7	4.6	24.4	-38.2	-
Other operating income	0.6	1.0	0.2	3.3	0.7	-	5.8
Total revenue	90.2	87.2	92.1	122.7	33.4	-38.2	387.4
Operating profit	18.0	13.5	8.6	8.3	-6.1	-	42.3
Net financing costs	-1.8	-1.2	-0.1	-0.6	-0.9	-	-4.6
Operating profit after financing costs and before taxation	16.2	12.3	8.5	7.7	-7.0	-	37.7
Income tax expense	-4.8	-3.9	-2.7	-1.4	1.5	-	-11.3
Share in result of associates and joint ventures	9.2	-1.9	-0.1	4.8	0.1	-	12.1
Profit for the period	20.6	6.5	5.7	11.1	-5.4	-	38.5
Segment assets	127.7	119.3	71.5	99.2	183.5	-138.9	462.3
Investment in associates and joint ventures	49.0	-2.1	-0.1	12.8	-0.5	-	59.1
Total assets	176.7	117.2	71.4	112.0	183.0	-138.9	521.4
Total liabilities	70.5	45.6	76.9	63.6	153.9	-137.6	272.9
Depreciation and amortisation expense	7.7	12.4	0.8	4.9	0.4	-	26.2
Other significant non-cash expenses	-	-	-	-	-	-	-
Capital expenditure	21.4	19.9	0.9	8.0	18.1	-	68.3

SEGMENT REPORTING SPECIFIED BY GEOGRAPHICAL AREA

(in EUR 1 million)

Year 2005	Europe	Africa	Americas	Australasia	Un-allocated	Eliminations	Group
Revenue from third parties	121.5	75.1	118.5	60.2	6.3	-	381.6
Segment assets	221.1	93.3	140.5	130.0	-	-63.5	521.4
Capital expenditure	32.4	7.6	27.6	0.7	-	-	68.3



2 OTHER OPERATING INCOME

	2006	2005
Net gains on disposal of tangible fixed assets	4,689	5,152
Other	9	692
	4,698	5,844

3 THIRD PARTY COSTS AND SERVICES

	2006	2005
Crew	6,265	5,613
Maintenance and repair	28,903	21,857
Insurance	8,086	8,370
Fuel and lubricants	17,264	14,940
Chartered equipment and services from third parties	138,445	99,200
Other direct operational expenses	21,421	18,362
Indirect costs	30,564	33,572
	250,948	201,914

During the year ended December 31, 2006, EUR 8.6 million was recognised as an expense in the income statement in respect of operating leases (2005: EUR 3.8 million). The Group leases a vessel under a "limited partnership arrangement' and has an option to purchase this vessel 8 years after the commencement of the lease period

4 WAGES, SALARIES AND SOCIAL SECURITY CHARGES

	2006	2005
Wages and salaries	101,256	98,396
Social security contributions	6,081	6,835
Contributions to defined contribution plans	10,666	8,707
Increase in liability for defined benefit plans	2,822	3,092
Increase in liability for long service leave	176	77
	121,001	117,107

Payments to present and former statutory directors and present and former members of the Supervisory Board together, as referred to in Article 383 Paragraph 1, Book 2, Title 9 of the Netherlands Civil Code, amounted to EUR 889,000 (2005: EUR 638,000) and EUR 105,000 (2005: EUR 147,576), respectively

Remuneration paid to the Executive Board and Supervisory Board

	Short-term employee-benefits (fixed)	Short-term employee-benefits (variable)	Post-employment benefits	Total
Executive Board remuneration 2006 in EUR				
B. Vree, CEO*	368,000	396,000	125,000	889,000
W.H. Kanis, CFO	330,000	277,000	67,000	674,000
Total	698,000	673,000	192,000	1,563,000
Executive Board remuneration 2005 in EUR				
B. Vree, CEO*	331,000	188,000	119,000	638,000
W.H. Kanis, CFO	247,000	132,000	59,000	438,000
Total	578,000	320,000	178,000	1,076,000

* Statutory Director of Smit Internationale N.V.

During 2006 (and 2005) no equity compensation benefits were granted to the Executive Board.

In 2006 the costs of the company cars for the Executive Board are included in the (fixed) short term employee benefits. These costs amount to approximately EUR 17,000 per Executive Board member.

Paid to (former) members of the Supervisory Board in EUR	2006	2005
F.E.L. Dorhout Mees	30,000	10,588
W. Cordia	25,000	23,445
R.R. Hendriks	25,000	25,147
H.C.P. Noten	25,000	25,147
J.D. Bax	-	18,151
W.F. van Beuningen	-	22,549
M.A. Busker	-	22,549
Total	105,000	147,576

Employees

In 2006 the average number of persons employed was 2,653 (2005: 2,719).

At year-end 2006 the number of persons employed per division was as follows:

Division	31.12.2006	31.12.2005
Harbour Towage	649	716
Terminals	617	596
Salvage	135	146
Transport & Heavy Lift	947	912
Other activities	260	328
	2,608	2,698

5 DEPRECIATION OF TANGIBLE FIXED ASSETS

	2006	2005
Vessels and other floating equipment	21,855	21,698
Buildings	326	373
Other	3,538	4,123
	25,719	26,194

6 NET FINANCING COSTS

	2006	2005
Interest income on non-current receivables	517	161
Other interest income	2,294	594
Interest income	2,811	755
Interest charges	-6,460	-5,312
Net financing costs	-3,649	-4,557



7 TAXATION

Recognised in the Profit and Loss Account	**2006**	**2005**
Current tax expense		
Current year	-17,849	-8,708
Under/(over) provided in prior years	-978	-43
	-18,827	-8,751
Deferred tax expense		
Origination and reversal of temporary differences	-929	-1,303
Reduction in tax rate	-2,049	935
Write-down of receivable for tax losses	-	-4,739
Benefit of tax losses recognised	726	2,532
	-2,252	-2,575
Total income tax expense	-21,079	-11,326

The tax charge, expressed as a percentage of the operating result before taxation and before the share in the results of associated companies and joint ventures, amounts to 28.6% (2005: 30%).

	Amount in EUR 1,000	In %	**2006** Tax charge in EUR 1,000	Amount in EUR 1,000	In %	**2005** Tax charge in EUR 1,000
Domestic corporation tax rate		29.6			31.5	
Result from ordinary activities before taxation	73,675	-29.6	-21,808	37,710	-31.5	-11,879
Effect of non-taxable profits		6.1	4,467		2.1	788
Effect of rate adjustment		-2.8	-2,049		2.5	935
Effect of rate differences of foreign subsidiaries		4.1	3,036		11.6	4,366
Non-deductible costs		-1.9	-1,424		-1.9	-701
Temporary differences and losses for which no tax credit has been accounted for		-1.3	-929		-3.4	-1,303
Use of unrecognised loss carry forward and write-down of receivables for tax losses		1.0	726		-5.9	-2,207
Effect adjustments previous years		-1.3	-978		-0.1	-43
Other		-2.9	-2,120		-3.4	-1,282
Effective tax charge (as a percentage)		-28.6	-21,079		-30.0	-11,326

Deferred tax recognised directly in equity	**2006**	**2005**
Taxation on changes in fair value of cash flow hedges	-894	572
Taxation on foreign exchange translation differences	-	313
	-894	885

8 TANGIBLE FIXED ASSETS

	Total	Vessels and other floating equipment	Vessels/ equipment under con- struction	Land and buildings	Other
Balance, as at January 1, 2006					
Cost	474,831	386,221	43,905	6,777	37,928
Accumulated depreciation	-236,954	-205,991	-	-4,226	-26,737
Carrying amounts	237,877	180,230	43,905	2,551	11,191
Movements in the carrying amounts:					
Capital expenditures	113,277	40,107	69,111	78	3,981
Acquisition cost of disposals	-69,996	-22,965	-37,794	-105	-9,132
Vessels put into operation	-	29,968	-29,968	-	-
Accumulated depreciation related to disposals	15,006	6,513	-	42	8,451
Depreciation	-25,719	-21,855	-	-326	-3,538
Translation differences	-11,882	-11,120	-348	-62	-352
Other	-846	-1,290	-3	7	440
Total movements	19,840	19,358	998	-366	-150
Balance, as at December 31, 2006					
Cost	520,546	433,331	45,323	7,211	34,681
Accumulated depreciation	-262,829	-233,743	-420	-5,026	-23,640
Carrying amounts	257,717	199,588	44,903	2,185	11,041

In 2006 an impairment loss amounting to EUR 0.3 million has been included in depreciation (2005: EUR 1.5 million).
The Group leases under a number of financial lease agreements. At 31 December 2006 the carrying amount of these leased vessels amounted to EUR 7.9 million (2005: EUR 8.5 million).
At 31 December 2006 approximately 40% of tangible fixed assets were subject to a registered debenture to secure bank loans.

The depreciation percentages for the various types of tangible fixed assets are as follows:

Type	Percentage
Vessels and other floating equipment	4.25%-10%
Survey-vessels	20%-40%
Land and buildings	2%-10%
Other tangible fixed assets	20%-33%


SMIT
CORPORATE
SURVEY AWARD
'Taklift 7'
FOR OUTSTANDING
PERFORMANCE
2006

8 TANGIBLE FIXED ASSETS

	Total	Vessels and other floating equipment	Vessels/ equipment under con-struction	Land and buildings	Other
Balance, as at January 1, 2005					
Cost	423,921	355,051	18,386	7,433	43,051
Accumulated depreciation	-235,174	-202,095	-	-4,846	-28,233
Carrying amounts	188,747	152,956	18,386	2,587	14,818
Movements in the carrying amounts:					
Capital expenditures					
Acquisition cost of disposals	68,303	38,844	25,478	65	3,916
Vessels put into operation	-28,851	-17,494	-263	-1,016	-10,078
Accumulated depreciation related to disposals	24,414	17,802	-	993	5,619
Depreciation	-26,194	-21,698	-	-373	-4,123
Translation differences	16,386	14,897	375	295	819
Other	-4,928	-5,077	-71	-	220
Total movements	49,130	27,274	25,519	-36	-3,627
Balance, as at December 31, 2005					
Cost	474,831	386,221	43,905	6,777	37,928
Accumulated depreciation	-236,954	-205,991	-	-4,226	-26,737
Carrying amounts	237,877	180,230	43,905	2,551	11,191

9 INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	2006	**2005**
Investments in associates	731	5,007
Investments in joint ventures	77,283	54,100
	78,014	59,107

The sale of associates and joint ventures resulted in a profit of EUR 4.1 million (2005: nil).

The main associates are:

Associate	**Division**	**Ownership**
Damietta for Maritime Services Company S.A.E.	Terminals	30.5%
Fleetcare Services Pte. Ltd.	Transport & HL	45.0%

In May 2006 the 40% participation in Mexicanos Servicios en Remolcadores S.A. de C.V., Mexico has been sold.

Summary of financial information on associates - based on SMIT's interest:

(in EUR 1 million)	2006	2005
Assets	0.9	7.3
Liabilities	-0.2	-2.3
Equity	0.7	5.0
Revenues	1.5	3.0
Result	0.3	0.7

The main joint ventures are:	Division	Ownership
Towage Holdings N.V./Unie van Redding- en Sleepdienst N.V., Antwerp	Harbour Towage	50%
SMIT Rebras	Harbour Towage	50%
Keppel SMIT Towage Pte. Ltd., Singapore	Harbour Towage	49%
Asian Lift Pte. Ltd., Singapore	Transport & Heavy Lift	50%

In February 2006 the acquisition of 50% of the shares in Rebrocadores do Brasil was concluded. This joint venture provides harbour towage activities in Brazil. SMIT's share in the result of this joint venture is accounted for using the equity method.

In October 2006 the 50% participation in SMIT Octo Luktrans Ltd, Isle of Man has been enlarged to 100%. As per 1 October 2006 the financial data of this subsidiary are fully consolidated in the balance sheet and profit and loss account of the Group. De purchase price of the 50% interest is not a material amount.

The 50% interest in SmitWijs Towage C.V. has been sold during the financial year.

Summary of financial information on joint ventures - based on SMIT's interest:

(in EUR 1 million)	2006	2005
Non-current assets	101.3	98.1
Current assets	51.6	46.4
Non-current liabilities	-45.5	-56.3
Current liabilities	-30.1	-34.1
Net assets	77.3	54.1
Income	101.7	79.7
Expenses	79.3	68.3

10 NON-CURRENT RECEIVABLES

	31.12.2006	31.12.2005
Loans to associates and joint ventures	7,061	5,940
Other non-current receivables	1,337	414
	8,398	6,354



11 DEFERRED TAX ASSETS AND LIABILITIES

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities	
	2006	**2005**	**2006**	**2005**
Tangible fixed assets	89	733	-15,143	-17,056
Tax value of loss carry-forwards recognised	2,692	3,109	-	-
Other	1,252	1,114	-4,725	-4,589
Tax assets/liabilities	4,033	4,956	-19,868	-21,645

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	31.12.2006	**31.12.2005**
Unrecognised loss carry-forward of foreign companies	29,667	30,654

Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the Group can utilise the benefits thereof.

12 INVENTORIES

	31.12.2006	**31.12.2005**
Materials and supplies	4,961	5,474

Materials and supplies comprise fuel and lubricants on board vessels, warehouse stocks, deck equipment, etc.

13 TRADE AND OTHER RECEIVABLES

	31.12.2006	**31.12.2005**
Trade accounts receivable	113,232	97,561
Receivables due from associates and joint ventures	11,240	11,977
Taxes and social security charges	2,822	1,912
Other receivables	13,030	4,770
Prepaid expenses and accrued income	14,993	13,429
	155,317	129,649

Trade accounts receivable includes receivables from salvage works for which the outstanding period could be more than one year. The comparative figures with respect to trade accounts receivable have been adjusted to reflect a reclassification of salvage work that is completed at the balance sheet date, but for which the proceeds are not yet finally determined between parties, amounting to EUR 38.7 million. This amount was presented under work in progress at year end 2005.

14 CASH AND CASH EQUIVALENTS

	31.12.2006	31.12.2005
Call deposits	4,313	2,603
Cash at banks and in hand	43,821	53,288
Cash and cash equivalents	48,134	55,891
Bank overdrafts	-5,533	-
Cash and cash equivalents in the statement of cash flows	42,601	55,891

The item "Call deposits" refers to funds that have been deposited for a period of up to three months.

The Group has agreed, for the majority of its bank overdrafts, not to pledge its present assets without the prior approval of the relevant banks. Bank overdrafts bear a variable interest rate.

15 CURRENT PORTION OF INTEREST-BEARING LOANS AND BORROWINGS

	31.12.2006	31.12.2005
Subordinated loans	1,475	1,475
Other interest-bearing loans and borrowings	27,903	36,743
	29,378	38,218

16 TRADE AND OTHER PAYABLES

	31.12.2006	31.12.2005
Other taxes and social security charges	14,903	5,793
Creditors	29,479	28,040
Payables due to associates and joint ventures	1,612	1,948
Accruals and deferred income	82,926	87,281
	128,920	123,062

17 SUBORDINATED LOANS

	31.12.2006	31.12.2005
Current liability	1,475	1,475
Non-current liability	3,687	5,162
	5,162	6,637

This relates to a subordinated loan granted by the Nationale Investeringsbank N.V. (National Investment Bank - NIB) under the terms of an "AA credit". The AA credit is subordinated to all debts. The remaining life of the loan is 3.5 years. Redemption amounts to EUR 1,475 per annum. The loan bears a variable interest percentage.

18 INTEREST-BEARING LOANS AND BORROWINGS

	31.12.2006	31.12.2005
Banks	89,011	87,357
Other	8,851	9,140
	97,862	96,497

	31.12.2006	31.12.2005
Current	27,903	36,743
Non-current	69,959	59,754
	97,862	96,497

The repayment obligations as at December 31, 2005 were as follows:

	Outstanding amount at balance sheet date	Payable within one year of balance sheet date	Payable one year or more from balance sheet date	Of which more than five years from balance sheet date
Banks	89,011	27,538	61,473	22,014
Others	8,851	365	8,486	6,878

Mortgages have been agreed upon in connection with bank loans up to an amount of EUR 41.6 million. The average interest rate on interest-bearing bank and other loans during 2006 was 5.8%. Approximately 78% (2005: 71%) of the outstanding loans amounting to EUR 97.9 million bear a variable interest rate.

Minimum requirements regarding solvency and interest coverage have been set by banks regarding specific long-term liabilities. As described above, the majority of the loans bear a variable interest rate. Loans with a fixed interest rate include a loan in Canadian dollars with a fixed interest rate of 5.02%. At year end 2006 the outstanding amount is CAD 8.5 million, of which the last instalment will take place in 2011. Most of the other interest bearing loans with a fixed interest rate will be repaid within one year.

19 EMPLOYEE BENEFITS

The Group contributes to five defined benefit plans that provide pension benefits for employees upon retirement.

	31.12.2006	31.12.2005
Present value of unfunded obligations	71	1,416
Present value of funded obligations	207,066	201,416
Fair value of plan assets	-221,394	-222,414
Present value of net obligations	-14,257	-19,582
Unrecognised actuarial losses	2,750	2,654
Limitation of asset according to IAS 19-58b	11,311	17,530
Recognised liability for defined benefit obligations	-196	602

Specified in the balance sheet as follows:

	31.12.2006	31.12.2005
Employee benefits (net asset of defined benefit plans)	438	217
Employee benefits (net liability of defined benefit plans)	-242	-819
	196	-602

Plan assets consist of the following:	2006	2005
Equity securities	52,866	53,150
Bonds	168,529	169,264
Total plan assets	221,394	222,414

Movements in the liability for defined benefit obligations recognised in the balance sheet	2006	2005
Liability for defined benefit obligations at 1 January	202,832	184,482
Benefits paid by the plan	-10,480	-9,780
Contributions paid into the plan	995	1,608
Current service costs and interest	10,942	10,622
Actuarial (gains)/losses	4,238	15,868
Other	-1,390	32
Net liability for defined benefit obligations at 31 December	207,137	202,832

Movement in plan assets	2006	2005
Fair value of plan assets at 1 January	222,414	207,333
Contributions paid into the plan by the employer	2,230	2,929
Benefits paid by the plan	-10,480	-9,780
Contributions paid into the plan	995	1,608
Expected return on plan assets	9,186	9,047
Actuarial (losses)/gains	-2,951	11,277
Fair value of plan assets at 31 December	221,394	222,414

Expense recognised in the income statement	2006	2005
Current service costs	3,038	2,860
Interest on obligation	7,905	7,762
Expected return on plan assets	-9,187	-9,047
Actuarial (losses)/gains	7,189	4,591
Movement in limitation of asset according to IAS 19-58b	-6,123	-3,071
	2,822	3,092
Actual return on plan assets	2,401	20,353

The pension expense is recognised in the income statement under "social security charges".

The expected pension contribution of the employer for the defined benefit schemes amount to 17.4% in 2007.

Principal actuarial assumptions on the balance sheet date	31.12.2006	31.12.2005
Discount rate	4.60%	4.00%
Expected return on plan assets	4.75%	4.25%
Future salary increases	2.75%	2.75%
Social security increases	1.20%	0.80%
Future pension increases	1.20%	0.60%



In addition to the defined benefit plans that are mentioned above, the Company also contributes to multi-employer plans. The main multi-employer plans are "Pensioenfonds voor de Rijn- en Binnenvaart" and "Pensioenfonds voor de Koopvaardij". The Company accounts for these multi-employer plans as if they were defined contribution plans because the Company does not have access to information about these plans in order to account for them as defined benefit plans.

20 PROVISIONS

	Reorganisations	Associates and joint ventures	Other	Total
Balance, as at January 1, 2006	4,424	-	5,337	9,761
Provisions made during the year	2,010	-	700	2,710
Reclassification negative value associates and joint ventures	-	4,739	-	4,739
Provisions used during the year	-1,406	-	-118	-1,524
Provisions reversed during the year	-442	-	-551	-993
Balance, as at December 31, 2006	4,586	4,739	5,368	14,693
Non-current	1,906	4,739	1,038	7,683
Current	2,680	-	4,330	7,010
	4,586	4,739	5,368	14,693

The provision for reorganisations mainly relates to a reorganisation provision from 2001 with respect to the restructuring of the organisation. This provision includes early retirement arrangements which will terminate in 2008.

The provision for associates and joint ventures relates to joint ventures with a negative intrinsic value for which the Group has provided guarantees. This provision is of a long term nature.

The other provision concerns various provisions within the Group which individually are not material. It is expected that approximately 80% of the other provisions will be used in 2007.


SMIT KAMARA

The Naming ceremony for 'Smit Kamara' took place in February 2006 in front of the SMIT head office in Rotterdam.

21 EQUITY

	Share capital	Share premium	Translation reserve	Hedging reserve	Retained earnings	General reserve	Minority interest	Total equity
Balance, as at January 1, 2005	35,470	23,568	-4,925	-	27,362	122,317	413	204,205
First-time adoption IAS 32/39	-	-	-	-584	-	-	-	-584
Appropriation of profit	-	-	-	-	-27,362	27,362	-	-
Total recognised income and expense	-	-	20,557	-659	38,280	-	180	58,358
Options exercised	-	-	-	-	-	1,717	-	1,717
Dividends to shareholders	-	-	-	-	-	-15,354	-	-15,354
Other	-	-	-	-	-	-	187	187
Balance, as at December 31, 2005	35,470	23,568	15,632	-1,243	38,280	136,042	780	248,529
Appropriation of profit	-	-	-	-	-38,280	38,280	-	-
Total recognised income and expense	-	-	-16,419	2,009	74,969	-	242	60,801
Dividends to shareholders	-	-	-	-	-	-19,670	-	-19,670
Other	-	-	-218	-	-	218	-480	-480
Balance, as at December 31, 2006	35,470	23,568	-1,005	766	74,969	154,870	542	289,180

SHARE CAPITAL

The issued and fully paid share capital consisted of 7,710,834 ordinary shares with a nominal value of EUR 4.60 as at 31 December 2005. During the extra ordinary General Meeting of Shareholders at 26 October 2006 a proposal to split the shares 2:1 has been approved. As a consequence the issued and fully paid share capital consists of 15,421,668 ordinary shares with a nominal value of EUR 2.30 as per 31 December 2006. The authorised share capital totals EUR 138 million and is divided into 24.0 million ordinary shares, 28.8 million cumulative preference shares and 7.2 million cumulative preference financing shares, all with a par value of EUR 2.30 each.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at Company meetings.

The Company has concluded an option agreement with the "Stichting Preferente Aandelen Smit Internationale" concerning cumulative preference shares as described on page 41.

SHARE PREMIUM RESERVE

The share premium account may be considered to be tax-free, upon distribution to shareholders.

TRANSLATION RESERVE

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations that are not integral to the operations of the Company, as well as from the translation of liabilities that hedge the Company's net investment in a foreign subsidiary.



HEDGING RESERVE

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments where the hedged transaction has not yet occurred.

GENERAL RESERVES

The general reserves includes a legal reserve with respect to non-distributable profits of associates and joint ventures amounting to EUR 51.4 million (2005: EUR 34.4 million).

DIVIDENDS

After the balance sheet date the following dividends were proposed. The dividends have not been provided for.

	31.12.2006	**31.12.2005**
EUR 2.25 per ordinary share (2005: EUR 1.25 adjusted for share split)	34,699	19,277

22 EARNINGS PER SHARE

Basic earnings per share

The calculation of basic earnings per share at December 31, 2006 was based on the profit attributable to ordinary shareholders of EUR 74,969 (2005: EUR 38,280) and a weighted average number of ordinary shares outstanding during the year ended December 31, 2006 of 15,421,668.

The basic earnings per share over 2006 amounts to EUR 4.86 (2005: EUR 2.49 per share, adjusted for share split).

Diluted earnings per share

The calculation of diluted earnings per share is equal to the calculation of the basic earnings per share.



Newbuild 2810 ASD tug 'Smit Bonaire' was named at Kralendijk, Bonaire, in October 2006 and is now deployed in Panama for SMIT Harbour Towage.

Implementation of IAS 32 and 39

The Group has opted to apply IAS 32 and 39 with effect from January 1, 2005. SMIT's policy regarding derivative financial instruments and exchange rate risk management, as described in the Annual Report 2004, remains unchanged. However, the accounting treatment of derivatives has changed due to the implementation of IAS 32 and 39. Under these accounting standards SMIT applies hedge accounting. The impact (after tax) on the opening balance sheet as at 1 January 2005 amounts to EUR 584,000 (charged to equity). This relates to an unrealised loss on interest swaps and foreign exchange forward contracts.

Exposure to credit, interest rate and currency risk arises in the normal course of the Group's business. Derivative financial instruments are used to reduce exposure to fluctuations in foreign exchange rates and interest rates. While these are subject to the risk of market rates changing subsequent to acquisition, such changes are generally offset by opposite effects on the items being hedged.

Credit risk

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. The Group does not require collateral in respect of financial assets. Within the Salvage Division it is common practice to obtain guarantees with respect to salvage contracts.

Investments are only allowed in liquid securities and only with counterparties that have a credit rating equal to or better than the Group. Transactions involving derivative financial instruments are with counterparties with whom the Group has a signed netting agreement as well as high credit ratings. Given their high credit ratings, management does not expect any counterparty to fail to meet its obligations. At balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet.

Interest rate risk

The Group adopts a policy of ensuring that at least 50 percent of its exposure to changes in the interest rate on bank loans is on a fixed rate basis. Interest rate swaps have been entered into to achieve this purpose. The swaps mature over the 10 years following the maturity of the related loans and have swap rates ranging from 2.59 percent to 5.41 percent. At 31 December 2006 the Group had interest rate swaps with a notional contract amount of EUR 63.4 million (2005: EUR 43.3 million).

Foreign currency risk

The Group incurs foreign currency risk on sales, purchases and borrowings that are denominated in a currency other than the euro. The currencies giving rise to this risk are primarily the US dollar, the Singapore dollar, the Canadian dollar, the South African rand and pound sterling.

The Group uses forward exchange contracts to hedge its foreign currency risk from the normal course of operations. In principle, the translation risk on the net investment in foreign subsidiaries, associates and joint ventures is not hedged. Most of the forward exchange contracts have maturities of less than one year after the balance sheet date. Where necessary, the forward exchange contracts are rolled over at maturity. In respect of other monetary assets and liabilities held in currencies other than the euro, the Group ensures that the net exposure is kept to an acceptable level, by buying or selling foreign currencies at spot rates where necessary to address short-term imbalances.



Fair values

The fair values together with the carrying amounts shown in the balance sheet are as follows:

As at December 31:	Carrying amount 2006	Fair value 2006	Carrying amount 2005	Fair value 2005
Non-current receivables	8,398	8,398	6,355	6,355
Trade and other receivables	155,317	155,317	129,649	129,649
Cash and cash equivalents	48,134	48,134	55,891	55,891
Interest rate swaps	706	706	-1,162	-1,162
Forward exchange contracts	382	382	-645	-645
Interest-bearing loans and borrowings	-99,336	-99,336	-97,972	-97,972
Subordinated loans	-3,687	-3,687	-5,162	-5,162
Financial lease liabilities	-8,801	-9,981	-9,086	-10,368
Trade and other payables	-128,920	-128,920	-123,062	-123,062
Bank overdraft	-5,533	-5,533	-	-
	-33,340	-34,520	-45,194	-46,476
Unrecognised (losses) / gains		-1,180		-1,282

24 CONTINGENT LIABILITIES AND COMMITMENTS

Non-cancellable operating lease rentals are payable as follows:

(in EUR 1 million)	31.12.2006	31.12.2005
Less than one year	10.9	3.8
Between one and five years	45.2	15.3
More than five years	22.7	11.3
	78.8	30.4

Other contingent liabilities and commitments are as follows:

(in EUR 1 million)	31.12.2006	31.12.2005
Guarantees in respect of clients	4.2	0.8
Guarantees in respect of subsidiaries	13.2	13.8
Capital commitments	122.3	27.4
	139.7	42.0

The company has submitted a statement under Title 9, Book 2 of The Netherlands Civil Code, Article 403, Paragraph 1f, undertaking joint and several liability for commitments of a number of subsidiaries arising from acts-in-law by these companies. Furthermore, the company has joint and several liability for the vast majority of bank debts of subsidiary companies.

25 RELATED PARTIES

The Group has a related party relationship with its subsidiaries, associates and joint ventures. Transactions with these related parties are priced on an arm's length basis.

Transactions with related parties amounted to approximately EUR 13 million in 2006 (2005: EUR 12 million) and mainly related to chartering of vessels and other floating equipment.

26 SUBSEQUENT EVENTS

At 23 February 2007 SMIT agreed with Adsteam to acquire Adsteam's port of Liverpool operations. This agreement is a result from the requirement of the English Competition Commission as set out in its decision on the acquisition of Adsteam Marine Ltd. by SvitzerWijsmuller. Consequently the agreement between SMIT and Adsteam is subject to approval of the Competition Commission and to the finalisation of the acquisition of Adsteam by SvitzerWijsmuller.

'SmitWijs London' in front of the SMIT headoffice in the Waalhaven, Rotterdam.


SMITWIJS

BALANCE SHEET OF SMIT INTERNATIONALE N.V. AS AT DECEMBER 31, 2006 (BEFORE APPROPRIATION OF PROFIT)

(in EUR 1,000)		December 31, 2006		December 31, 2005	
Non-current assets					
Subsidiaries	(A)	317,808		258,865	
			317,808		258,865
Current assets					
Income tax receivable		9,126		9,263	
Other receivables		47		-	
Cash and cash equivalents	(B)	1,359		1,394	
		10,532		10,657	
Current liabilities					
Interest-bearing loans and borrowings	(C)	1,475		1,475	
Trade and other payables	(D)	34,540		15,136	
		36,015		16,611	
Net current assets			-25,483		-5,954
Total assets less current liabilities			292,325		252,911
Less: Subordinated loans	(C)	3,687		5,162	
Non-current liabilities			3,687		5,162
Equity	(E)		288,638		247,749
Equity specified as follows:					
Share capital			35,470		35,470
Share premium account			23,568		23,568
Other reserves			154,631		150,431
Unappropriated result			74,969		38,280
			288,638		247,749

PROFIT AND LOSS ACCOUNT OF SMIT INTERNATIONALE N.V. FOR THE YEAR ENDED DECEMBER 31, 2006

(in EUR 1,000)	2006	2005
Results of subsidiary companies after taxation	74,828	38,189
Other results after taxation	141	91
Profit for the period	74,969	38,280

NOTES TO THE BALANCE SHEET OF SMIT INTERNATIONALE N.V. AS AT DECEMBER 31, 2006

GENERAL

The separate financial statements are part of the 2006 Annual Accounts of Smit Internationale N.V.
The exemption pursuant to Article 402 of Book 2 of the Netherlands Civil Code has been used with reference to the separate profit and loss account of Smit Internationale N.V. The list containing data in respect of subsidiaries, associates and joint ventures, as referred to in Article 379, Book 2, Title 9 of the Netherlands Civil Code, has been filed with the Companies Register Office in Rotterdam.

PRINCIPLES FOR THE MEASUREMENT OF ASSETS AND LIABILITIES AND THE DETERMINATION OF THE RESULT

Smit Internationale N.V. uses the option provided in Article 2:362(8) of the Netherlands Civil Code to set the principles for the recognition and measurement of assets and liabilities and determination of the result for its separate financial statements. This means that the principles for the recognition and measurement of assets and liabilities and determination of the result (hereinafter referred to as principles for recognition and measurement) of the separate financial statements of Smit Internationale N.V. are the same as those applied for the consolidated EU-IFRS financial statements. Participating interests over which significant influence is exercised are stated on the basis of the equity method. These consolidated EU-IFRS financial statements are prepared according to the standards laid down by the International Accounting Standards Board and adopted by the European Union (referred to as EU-IFRS). Please see pages 48 to 52 for a description of these principles. The share in the result of participating interests consists of the share of Smit Internationale N.V. in the result of these participating interests. Results on transactions, where the transfer of assets and liabilities between Smit Internationale N.V. and its participating interests and between participating interests among themselves, are not incorporated insofar as they can be deemed to be unrealised.

Furthermore, for the classification of financial instruments for calculating the company's shareholders' equity, the principle of economic reality must be used because this principle is used in the consolidated EU-IFRS financial statements. Previously, the classification of components of the shareholders' equity was based on the legal format of the financial instrument.



(A) SUBSIDIARIES

	Total	Share of the net asset value	Loans
Balance as at January 1, 2006	258,865	252,228	6,637
Movements:			
Share in net results	74,828	74,828	-
Redemption of loans	-1,475	-	-1,475
Translation differences	-16,419	-16,419	-
Changes in fair value of cash flow hedges	2,009	2,009	-
Balance as at December 31, 2006	317,808	312,644	5,162

(B) CASH AND CASH EQUIVALENTS

	31.12.2006	**31.12.2005**
Cash at banks and in hand	1,359	1,394

(C) SUBORDINATED LOANS

	31.12.2006	**31.12.2005**
Current portion of subordinated loan	1,475	1,475
Long-term portion of subordinated loan	3,687	5,162
Total	5,162	6,637

(D) TRADE AND OTHER PAYABLES

	31.12.2006	**31.12.2005**
Payables to subsidiaries	34,528	15,124
Other payables	12	12
	34,540	15,136

'Asian Hercules' assisted in the installation of the Bandra Worli bridge in Mumbai, India.



E EQUITY

	Share capital	Share premium	Translation reserve	Hedging reserve	Other reserves	Un-appropriated result	Total equity
Balance, as at January 1, 2005	35,470	23,568	-4,925	-	122,317	27,362	203,792
First-time adoption of IAS 32/39	-	-	-	-584	-	-	-584
Appropriation of result	-	-	-	-	27,362	-27,362	-
Total recognised income and expense	-	-	20,557	-659	-	38,280	58,178
Options exercised	-	-	-	-	1,717	-	1,717
Dividends to shareholders	-	-	-	-	-15,354	-	-15,354
Balance, as at December 31, 2005	35,470	23,568	15,632	-1,243	136,042	38,280	247,749
Appropriation of result	-	-	-	-	38,280	-38,280	-
Total recognised income and expense	-	-	-16,419	2,009	-	74,969	60,559
Dividends to shareholders	-	-	-	-	-19,670	-	-19,670
Other	-	-	-218	-	218	-	-
Balance, as at December 31, 2006	35,470	23,568	-1,005	766	154,870	74,969	288,638

SHARE CAPITAL

The issued and fully paid share capital consisted of 7,710,834 ordinary shares with a nominal value of EUR 4.60 as at 31 December 2005. During the Extraordinary General Meeting of Shareholders at 26 October 2006 a proposal to split the shares 2:1 has been approved. As a consequence the issued and fully paid share capital consists of 15,421,668 ordinary shares with a nominal value of EUR 2.30 as per 31 December 2006. The authorised share capital totals EUR 138 million and is divided into 24.0 million ordinary shares, 28.8 million cumulative preference shares and 7.2 million cumulative preference financing shares, all with a par value of EUR 2.30 each.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at Company meetings.

The Company has concluded an option agreement with the Stichting Preferente Aandelen Smit Internationale concerning cumulative preference shares as described on page 41.

SHARE PREMIUM RESERVE

The share premium account may be considered to be tax-free, upon distribution to shareholders.

TRANSLATION RESERVE

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations that are not integral to the operations of the Company, as well as from the translation of liabilities that hedge the Company's net investment in a foreign subsidiary.

HEDGING RESERVE

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments where the hedged transaction has not yet occurred.



GENERAL RESERVES

The general reserves includes a legal reserve with respect to non-distributable profits of associates and joint ventures amounting to EUR 51.4 million (2005: EUR 34.4 million).

EMPLOYEES

Smit Internationale N.V. has no employees. As regards the remuneration of the statutory director, reference is made to the consolidated financial statements.

Contingent liabilities and commitments

(in EUR 1 million)	**31.12.2006**	**31.12.2005**
Guarantees in respect of clients	4.2	0.8
Guarantees in respect of subsidiaries	13.2	13.8
Capital commitments	122.3	27.4
	139.7	42.0

The company has submitted a statement under Title 9, Book 2 of The Netherlands Civil Code, Article 403, Paragraph 1f, undertaking joint and several liability for commitments of a number of subsidiaries arising from acts-in-law by these companies.

Furthermore, the company has joint and several liability for the vast majority of bank debts of subsidiary companies. The company is the head of a fiscal unity including its Dutch wholly owned group companies.

Accordingly, the company is jointly and severally liable for the tax liabilities of the fiscal unity as a whole.

Rotterdam, 27 March 2007

Executive Board:	**Supervisory Board:**
B. Vree*	F.E.L. Dorhout Mees
I.G.M. Verbruggen	W. Cordia
	R.R. Hendriks
	H.C.P. Noten

* Statutory Director

AUDITOR'S REPORT

REPORT ON THE FINANCIAL STATEMENTS

We have audited the accompanying financial statements 2006 of Smit Internationale N.V., Rotterdam. The financial statements consist of the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated balance sheet as at 31 December 2006, profit and loss account, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes. The company financial statements comprise the company balance sheet as at 31 December 2006, the company profit and loss account for the year then ended and the notes.

MANAGEMENT'S RESPONSIBILITY

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the Annual Report in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION WITH RESPECT TO THE CONSOLIDATED FINANCIAL STATEMENTS

In our opinion, the consolidated financial statements give a true and fair view of the financial position of Smit Internationale N.V as at 31 December 2006, and of its result and its cash flow for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

OPINION WITH RESPECT TO THE COMPANY FINANCIAL STATEMENTS

In our opinion, the company financial statements give a true and fair view of the financial position of Smit Internationale N.V. as at 31 December 2006, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

REPORT ON OTHER LEGAL REQUIREMENTS

Pursuant to the legal requirement under 2:393 sub 5 part e of the Netherlands Civil Code, we report, to the extent of our competence, that the management board report is consistent with the financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Rotterdam, 27 March 2007

KPMG ACCOUNTANTS N.V.

W. Riegman RA



DISTRIBUTION OF PROFIT

As stipulated in Article 26 of the Articles of Association, the distribution of profit is as follows:
At the discretion of the Executive Board and subject to the prior approval of the Supervisory Board, a reservation can be made out of the profit shown. The balance shall be at the disposal of the General Meeting of Shareholders.
In accordance with the requirements of Article 26 of the Articles of Association the profit has been accounted for as follows:

	2006	2005
Net profit after tax	74,969	38,280
Available for shareholders	34,699	19,277
To be added to other reserves	40,270	19,003

SUBSEQUENT EVENTS

Reference is made to item 26 of the notes to the Consolidated Financial Statements.



'Taklift 7' lifts the stern of 'Michelle' onto a barge.

FIVE-YEAR OVERVIEW
(in EUR 1 million)

	2006	2005	2004	2003 *	2002 *
Results					
Production	**475**	387	345	360	319
Operating profit (before financing costs)	**77**	42	33	29	13
Net financing costs	**(4)**	(5)	(3)	(6)	(10)
Income tax expense	**(21)**	(11)	(7)	(7)	2
Profit for the period	**75**	38	27	27	13
Operating profit plus result associates and joint ventures (EBIT)	**100**	54	38	40	22
Operating result before depreciation plus result associates and joint ventures (EBITDA)	**126**	81	66	69	50
Depreciation	**26**	26	29	28	28
Balance sheet data					
Non-current assets	**349**	309	246	275	336
Investments in tangible fixed assets	**113**	68	58	25	16
Net equity	**289**	248	204	194	189
Long-term capital	**391**	337	279	289	350
Guarantee capital	**294**	254	212	204	200
Interest-bearing loans and borrowings	**103**	103	66	72	131
Ratios in %					
Earning capacity of long-term capital	**25.6**	16.1	13.5	13.9	6.3
Earning capacity of net equity	**26.0**	15.5	13.4	13.9	7.1
Net margin	**15.8**	9.9	7.9	7.5	4.2
Average return on capital employed (ROACE)	**28.4**	18.0	13.3	17.0	6.1
Tax burden	**28.6**	30.0	24.0	30.9	-59.8
Current assets/current liabilities	**122.1**	115.7	125.2	107.8	107.6
Non-current assets/long-term capital	**89.4**	91.6	88.2	95.2	96.1
Net equity/total capital	**49.7**	47.5	49.4	41.6	35.6
Employees					
Year-end	**2,608**	2,698	2,740	2,978	2,754
Average	**2,653**	2,719	2,859	2,866	2,915
Production per employee (in EUR 1,000)	**179**	143	121	126	109
Data per share (in EUR 1,-)					
EBITDA	**8.15**	5.22**	4.33**	4.53**	3.43**
Dividend	**2.25**	1.25**	1.00**	1.00**	0.45**
Total issued shares	**15,421,668**	15,421,668**	15,345,862**	15,149,824**	14,745,618**

* Comparitive figures are not adjusted for the change in accounting principles due to the implementation of IFRS.

** Comparitive figures adjusted for the share split 2:1 at 26 October 2006.

OVERVIEW OF THE MAIN GROUP OPERATING COMPANIES/ACTIVITIES AND ASSOCIATED COMPANIES

(as at 1 March 2007)

HARBOUR TOWAGE DIVISION

- SMIT Harbour Towage Argentina S.A., Bahia Blanca, Argentina*
- SMIT Harbour Towage Canada Inc., Vancouver, Canada*
- SMIT Harbour Towage Panama Inc., Panama, Panama*
- SMIT Harbour Towage Rotterdam B.V., Rotterdam, the Netherlands
- Keppel SMIT Towage Pte. Ltd., Singapore
- Unie van Redding- en Sleepdienst N.V., Antwerp, Belgium
- SMIT Rebocadores do Brasil S.A., Rio de Janeiro, Brazil

TERMINALS DIVISION

- SMIT Terminals Asia, Singapore*
- SMIT Terminals Europe, Rotterdam, the Netherlands*
- SMIT Terminals Gabon S.A., Port-Gentil, Gabon* / Smit Internationale (Gabon) S.A.
- SMIT Terminals Middle East, Jebel Ali, United Arab Emirates*
- SMIT Terminals South Africa, Cape Town, South Africa
- SMIT Terminals West Africa Ltd, Cape Town, South Africa*
- SMIT Nigeria, Lagos, Nigeria

SALVAGE DIVISION

- SMIT Salvage B.V., Rotterdam, the Netherlands
- SMIT Salvage, Houston, United States*
- SMIT Salvage, Cape Town, South Africa*
- SMIT Salvage, Singapore*

TRANSPORT & HEAVY LIFT DIVISION

- SMIT Heavy Lift Europe B.V., Rotterdam, the Netherlands
- SMIT Transport Africa, Cape Town, South Africa*
- SMIT Amandla Marine Pty. Ltd., Cape Town, South Africa
- SMIT Heavy Lift Brasil, Brazil*
- SMIT Transport Asia, Singapore*
- SMIT Transport Europe B.V., Rotterdam, the Netherlands
- Asian Lift Pte. Ltd., Singapore

* These activities are carried out by multiple legal entities, which are all either wholly owned by the Group or else are associated companies of the Group.



URS tugs assist the Gravity Base System (GBS) at departure for the 'De Ruyter' field in the North Sea.

LIST OF MANAGEMENT PERSONNEL

(as at 1 March 2007)



EXECUTIVE BOARD

B. Vree	Chief Executive Officer
I.G.M. Verbruggen	Chief Financial Officer

DIVISION MANAGEMENT

L.F.J. Kullberg	Harbour Towage and Terminals
A. Dutilh	Salvage and Transport & Heavy Lift

GROUP STAFF

G.A. Keser	Shared Resources
J.C. Prakke	Legal Affairs
G.L. Bruinsma	Group Controller
A. de Glopper	SHE-Q
C.J. van Andel	Public Relations

OPERATING COMPANY MANAGERS

HARBOUR TOWAGE:

G. Nordenstahl	SMIT Harbour Towage Argentina
W. Cammell	SMIT Harbour Towage Canada
R. Neomagus	SMIT Harbour Towage Panama
J. Halfweeg	SMIT Harbour Towage Rotterdam

TERMINALS:

C.J. van der Burg	SMIT Terminals, Rotterdam
H.J. Smith	SMIT Terminals, Rotterdam
W.G.C. Versteeg	SMIT Terminals, Rotterdam

SALVAGE:

H.A. Kamsteeg	SMIT Salvage, Rotterdam
R.C. Elliott	SMIT Salvage, Houston
D. Main	SMIT Salvage, Cape Town
C. Mathavan	SMIT Salvage, Singapore
J.A.C. van Rooij	SMIT Salvage R & I, Rotterdam

TRANSPORT & HEAVY LIFT:

J.J. Lameijer	SMIT Transport Europe
J.J. Lameijer	SMIT Heavy Lift Europe
P.D. Murray	SMIT Transport Africa
J. Bruinsma	SMIT Transport Asia

ASSOCIATED COMPANIES

Harbour Towage:

B. Chew Chin Heng	Keppel SMIT Towage
M.F. Sales	SMIT Rebras
P. Vierstraete	Unie van Redding- en Sleepdienst

Transport & Heavy Lift:

J. Chua Bee Hin	Asian Lift





Jack-up platform 'High Island II' Louisiana, listed as a result of hurricane Katrina. SMIT rightened the platform using a pull-barge.





THE FLEET (as at 1 March 2007)

Vessels owned by SMIT and its joint ventures, and companies over which SMIT has management control.

HARBOUR TOWAGE	TERMINALS	TRANSPORT & HEAVY LIFT	TOTAL	
2		2	4	Ocean-going tugs 14000-26000 hp
1			1	Ocean-going tug 6140 hp
		1	1	Anchor handling tugs 15000 hp
	2		2	Anchor handling tugs 10000 hp
2	3	10	15	Anchor handling tugs 3000-8000 hp
1		1	2	Diving support vessels
		6	6	Utility vessels
		9	9	Floating sheerlegs (seagoing) 400-3000 tonnes
		2	2	Pulling barges
		3	3	Barges (seagoing) 24000 tonnes
2		2	4	Barges (seagoing) 10000-14000 tonnes
12		28	40	Barges (seagoing) 1000-8000 tonnes
38	8	18	64	Barges (inland) 100-2000 tonnes
86	26		112	Coastal/harbour tugs 3000-6000 hp
35	2	4	41	Coastal/harbour tugs 1000-3000 hp
11	8	2	21	Harbour/river tugs 100-1000 hp
	3	5	8	Harbour/river pusher tugs 480-2800 hp
17	9	37	63	Various vessels (workboats, oil containment vessel, etc.)
207	61	130	398	Total fleet



COLOPHON

Design and prepress:
Studio Clarenburg, Schiedam

Photography:
SMIT Public Relations
Roderik van Nispen
Edwin Otter
Hans de Jong
René Legrand
and others

Offset printing:
Schefferdrukkerij B.V., Dord

END